UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **April 30, 2024**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-41443

NETCAPITAL INC.
(Exact name of registrant as specified in its charter)

Utah	**87-0409951**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Lincoln Street
Boston, MA 02111
(Address of Principal Executive Offices)

(781) 925-1700
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.001 per share	**NCPL**	**The Nasdaq Stock Market LLC**
Warrants exercisable for one share of Common Stock at an exercise price of $5.19	**NCPLW**	**The Nasdaq Stock Market LLC**

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated Filer ☒	Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of registrant's voting and non-voting common equity held by non-affiliates (as defined by Rule 12b-2 of the Exchange Act) computed by reference to the average bid and asked price of such common equity on October 31, 2023 was $3,055,133.

As of July 29, 2024 the registrant has one class of common equity, and the number of shares outstanding of such common equity was 40,540,680.

Documents Incorporated By Reference: Portions of the registrant's definitive proxy statement for the annual stockholder meeting to be held in 2024 are incorporated by reference into Part III of this Annual Report on Form 10-K as noted herein. The registrant intends to file its proxy statement within 120 days after its fiscal year end.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

We caution readers that this Form 10-K contains forward-looking statements as that term is defined in the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. We hereby qualify all our forward-looking statements by the following cautionary statements. Forward-looking statements are predictions and not guarantees of future performance or events. Forward-looking statements are based on current expectations rather than historical facts and relate to future events or future financial performance. Such statements are based on currently available financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from historical experience and present expectations. Our actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our business. Undue reliance should not be placed on forward-looking statements as such statements speak only as of the date on which they are made. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could affect our financial performance, cause actual results to differ from our estimates, or underlie such forward-looking statements, are set forth below and in various places in this Form 10-K, including under the headings Item 1. "Business" and Item 1A. "Risk Factors" in this Form 10-K. These factors include:

● capital requirements and the availability of capital to fund our growth and to service our existing debt;

● difficulties executing our growth strategy, including attracting new issuers and investors;

● economic uncertainties and business interruptions resulting from the coronavirus COVID-19 global pandemic and its aftermath;

● as restrictions related to the coronavirus COVID-19 global pandemic are removed and face-to-face economic activities normalize, it may be difficult for us to maintain the recent sales gains that we have experienced;

● all the risks of acquiring one or more complementary businesses, including identifying a suitable target, completing comprehensive due diligence uncovering all information relating to the target, the financial stability of the target, the impact on our financial condition of the debt we may incur in acquiring the target, the ability to integrate the target's operations with our existing operations, our ability to retain management and key employees of the target, among other factors attendant to acquisitions of small, non-public operating companies;

● difficulties in increasing revenue per issuer;

● challenges related to hiring and training fintech employees at competitive wage rates;

● difficulties in increasing the average number of investments made per investor;

● shortages or interruptions in the supply of quality issuers;

● our dependence on a small number of large issuers to generate revenue;

● negative publicity relating to any one of our issuers;

● competition from other online capital portals with significantly greater resources than we have;

● changes in investor tastes and purchasing trends;

● our inability to manage our growth;

● our inability to maintain an adequate level of cash flow, or access to capital, to meet growth expectations;

- changes in senior management, loss of one or more key personnel or an inability to attract, hire, integrate and retain skilled personnel;

- labor shortages, unionization activities, labor disputes or increased labor costs, including increased labor costs resulting from the demand for qualified employees;

- our vulnerability to increased costs of running an online portal on Google Cloud Platform and Amazon Web Services;

- the impact of governmental laws and regulation;

- failure to obtain or maintain required licenses;

- changes in economic or regulatory conditions and other unforeseen conditions that prevent or delay the development of a secondary trading market for shares of equity that are sold on our online portal;

- inadequately protecting our intellectual property or breaches of security of confidential user information.

You are cautioned that all forward-looking statements involve risks and uncertainties. We undertake no obligation to amend this Form 10-K or revise publicly these forward-looking statements (other than pursuant to reporting obligations imposed on registrants pursuant to applicable federal securities laws) to reflect subsequent events or circumstances.

RISK FACTOR SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Unless the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "we," "us," "our," and "Netcapital" refer to Netcapital Inc. and its subsidiaries.

Risks Related to our Business and Growth Strategy

- Our financial situation creates doubt whether we will continue as a going concern.

- We have a limited operating history and cannot assure you that our business will maintain profitability.

- We operate in a highly regulated industry and those regulations are constantly evolving and may be interpreted in ways that could impact our business.

- Our wholly owned subsidiary, Netcapital Funding Portal Inc. has licensed the technology necessary to operate our funding portal and if Netcapital Funding Portal Inc. fails to comply with any obligations under this license agreement, it may be subject to termination which could severely impact our ability to operate our funding portal and would adversely affect our business, financial position and results of operations.

- Our products face significant competition, and if they are unable to compete successfully, our business may suffer.

Risks Related to Receipt of Securities for Services

● A significant portion of our total assets are held in equity securities of early-stage companies, which securities are illiquid and subject to volatility, which factors could have a material adverse effect on our financial condition and results of operations.

● We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, or the 40 Act, (and similar legislation in other jurisdictions) and if we are deemed an "investment company" under the 40 Act applicable restrictions would make it impractical for us to operate as contemplated.

Risks Related to Operation of our Proposed Secondary Trading Platform

● We will be dependent on a third-party for operation of our proposed secondary trading platform. Any disruption in the services provided by such third-party provider could adversely affect our business.

● We may become involved in disputes or litigation matters between customers with respect to failed transactions on our proposed secondary trading platform (such as in the event of delayed delivery or a failure to deliver securities).

● Failure to launch our proposed secondary trading platform could result in continued lack of liquidity for investors in our target market. Should this lack of liquidity cause reduced investor interest in investing in the unregistered or private securities offered by our clients, they may be less inclined to use our platform which could have a material adverse effect on our business or results of operations.

Risks Related to our Proposed Broker-Dealer Activities

● Regulatory and legal uncertainties related to broker-dealers could harm our business.

● Should our subsidiary Netcapital Securities Inc. receive its broker-license, it may be fined or subject to other disciplinary or corrective actions if it does not maintain the capital and liquidity levels required by regulators.

Risk Factors Related to Our Common Stock

● Our ability to have our securities traded on the Nasdaq Capital Market is subject to us meeting applicable listing criteria.

● There can be no assurance that we will be able to comply with Nasdaq's continued listing standards, a failure of which could result in a delisting of our common stock and warrants.

● We recently sold a substantial number of shares of our common stock and warrants to purchase common stock in a public offering, which could cause the price of our common stock to decline

● The market price of our common stock is highly volatile and could be subject to volatility related or unrelated to our operations.

● Market and economic conditions may negatively impact our business, financial condition and share price.

● Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

● We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

ITEM 1. BUSINESS.

Overview

Netcapital Inc. is a fintech company with a scalable technology platform that allows private companies to raise capital online from accredited and non-accredited investors. We give all investors the opportunity to access investments in private companies. Our model is disruptive to traditional private equity investing and is based on Title III, Regulation Crowdfunding ("Reg CF") of the Jumpstart Our Business Startups Act ("JOBS Act"). In addition, we have recently expanded our model to include Regulation A ("Reg A") offerings. We generate fees from listing private companies on our funding portal located at www.netcapital.com. We also generate fees from advising companies with respect to their Reg A offerings posted on www.netcapital.com. Our consulting group, Netcapital Advisors Inc. ("Netcapital Advisors"), which is a wholly owned subsidiary, provides marketing and strategic advice to companies in exchange for cash fees and/or equity positions. The Netcapital funding portal is registered with the SEC, is a member of the Financial Industry Regulatory Authority ("FINRA"), a registered national securities association, and provides investors with opportunities to invest in private companies. Neither Netcapital Advisors, nor any Netcapital entity or subsidiary, is a broker- dealer, nor do any of such entities operate as a broker-dealer with respect to any Reg A offering listed on the www.netcapital.com website.

Our Business

We provide private company investment access to accredited and non-accredited investors through our online portal (www.netcapital.com), which is operated by our wholly owned subsidiary Netcapital Funding Portal, Inc. The Netcapital funding portal charges a $5,000 listing fee, a 4.9% portal fee for capital raised at closing, and beginning in fiscal year 2024, a 1% success fee paid for with equity of the funding portal customer. In addition, the portal generates fees for other ancillary services, such as rolling closes. Netcapital Advisors generates fees and equity stakes from consulting in select portfolio ("portfolio Companies") and non-portfolio clients. With respect to its services for Reg A offerings, Netcapital Advisors charges a monthly flat fee for each month the offering is listed on the netcapital.com website as well as a nominal administrative flat fee for each investor that is processed to cover out-of-pocket costs.

We generated revenues of $4,951,435, with costs of service of $108,060, in the year ended April 30, 2024 for a gross profit of $4,843,375 (consisting of $3,537,700 in equity securities for payment of services and $1,413,736 in cash-based revenues, offset by $108,060 for costs of services) as compared to revenues of $8,493,985 with costs of service of $85,038 in the year ended April 30, 2023 for a gross profit of $8,408,947 (consisting of $7,105,000 in equity securities for the payment of services and $1,388,985 in cash-based revenues, offset by $85,038 for costs of services). We provided additional services for two (2) and four (4) of our Portfolio Companies during the years ended April 30, 2024 and 2023, respectively, and our cash-based gross profits as a percentage of gross profits were approximately 1% in both fiscal years.

In fiscal 2024 and 2023, the average amount raised in an offering on the Netcapital funding portal was $280,978 and $128,170, respectively. The total number of offerings on the Netcapital funding portal in fiscal 2024 and 2023 that closed was 70 and 63, respectively, of which 17 and 13 offerings hosted on the Netcapital funding platform in fiscal 2024 and 2023, respectively, terminated their listings without raising the required minimum dollar amount of capital. As of the date of this report, we own minority equity positions in 20 Portfolio Companies that have utilized the funding portal to facilitate their offerings, for which equity was received as payment for services.

Funding Portal

Netcapital.com is an SEC-registered funding portal that enables private companies to raise capital online, while investors are able to invest from almost anywhere in the world, at any time, with just a few clicks. Securities offerings on the portal are accessible through individual offering pages, where companies include product or service details, market size, competitive advantages, and financial documents. Companies can accept investments from virtually anyone, including friends, family, customers, employees, etc. Customer accounts on our platform are not permitted to hold digital securities.

In addition to access to the Funding Portal, the Funding Portal provides the following services:

- a fully automated onboarding process;
- automated filing of required regulatory documents;
- compliance review;
- custom-built offering page on our portal website;
- third party transfer agent and custodial services;
- email marketing to our proprietary list of investors;
- rolling closes, which provide potential access to liquidity before final close date of offering;
- assistance with annual filings; and
- direct access to our team for ongoing support.

Consulting Business

Our consulting group, Netcapital Advisors helps companies at all stages to raise capital. Netcapital Advisors provides strategic advice, technology consulting and online marketing services to assist with fundraising campaigns on the Netcapital platform. We also act as an incubator and accelerator, taking equity stakes in select disruptive start-ups.
Netcapital Advisors' services include:

- incubation of technology start-ups;
- investor introductions;
- online marketing;
- website design, software and software development;
- message crafting, including pitch decks, offering pages, and ad creation;
- strategic advice; and
- technology consulting.

Proposed Broker-Dealer Business

Our recently formed wholly owned subsidiary, Netcapital Securities Inc. has applied for broker-dealer registration with the Financial Industry Regulatory Authority ("FINRA"). We that by having a registered broker-dealer, it will create opportunities to expand revenue base by hosting and generating additional fees from Reg A+ and Reg D offerings on the Netcapital platform;, earning additional fees in connection with offerings that may result from the introduction of clients to other FINRA broker-dealers and expanding our distribution capabilities by leveraging strategic partnerships with other broker-dealers to distribute offerings of issuers that utilize the Netcapital platform to a wider range of investors in order to maximize market penetration and optimize capital raising efforts. Netcapital Securities Inc.'s application to become a registered broker-dealer remains subject to regulatory approval and/or licensing from the Financial Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). No assurance can be given as to when or if such approvals may be granted or when, if at all, Netcapital will be able to expand the services it offers. As of the date of this Annual Report, Netcapital Securities Inc. has not conducted any business activities.

Competition

We compete with a number of public and private companies that provide assistance with capital raising, strategy, technology consulting, and digital marketing. Most of our competitors have significant financial resources and occupy entrenched positions in the market with name-brand recognition. The majority of our capital raising and digital marketing business is on the Internet.

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include but are not limited to reputation, technology, financial stability and resources, proven track record of successful operations, critical mass, and independent oversight and transparency of business practices. Obtaining approval from FINRA to operate as a funding portal is also a barrier to entry due to the significant internal control and capital requirements. While these barriers may limit those able to enter or compete effectively in the market, it is likely that new competitors as well as laws and regulations of governmental authority may be established in the future, in addition to our known current competitors.

We face significant competition in every aspect of our business, including from companies that facilitate online capital formation and the sharing of content and information, companies that enable marketers to display advertising, companies that distribute video and other forms of media content, and companies that provide development platforms for applications developers. We compete to attract, engage, and retain customers, to attract and retain marketers, and to attract and retain developers to build compelling applications that integrate with our products.

Increased competition from current and future competitors may in the future materially adversely affect our business, revenues, operating results and financial condition.

Industry Regulation

In an effort to enhance economic growth and to democratize access to private investment opportunities, Congress finalized the Jumpstart Our Business Startups Act (JOBS Act) in 2016. Title III of the JOBS Act enabled early-stage companies to offer and sell securities to the general public for the first time. The SEC then adopted Regulation Crowdfunding, or Reg CF, in order to implement the JOBS Act's crowdfunding provisions.

Reg CF has several important features that changed the landscape for private capital raising and investment. For the first time, this regulation:

●   Allowed the general public to invest in private companies, no longer limiting early-stage investment opportunities to less than 10% of the population;

●   Enabled private companies to advertise their securities offerings to the public (general solicitation); and

●   Conditionally exempted securities sold under Section 4(a)(6) from the registration requirements of the Securities and Exchange Act of 1934.

The SEC had also adopted rules to implement Section 401 of the Jumpstart Our Business Startups (JOBS) Act by expanding Reg A into two tiers

●   Tier 1, for securities offerings of up to $20 million in a 12-month period; and

●   Tier 2, for securities offerings of up to $75 million in a 12-month period.

We are subject, both directly and indirectly, to various laws and regulations relating to our business. If any of the laws are amended, compliance could become more expensive and directly affect our income. We intend to comply with such laws, but new restrictions may arise that could materially adversely affect our Company. Specifically, the SEC regulates our funding portal business, and our funding portal is also a member of FINRA and is regulated by FINRA. We are also subject to the USA Patriot Act of 2001, which contains anti-money laundering and financial transparency laws and mandates various regulations applicable to financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Anti-money laundering laws outside of the United States contain some similar provisions. In the event that our wholly-owned subsidiary receives a broker-dealer license, we will become subject to additional regulation and supervision of the SEC and FINRA, including without limitation Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Uniform Net Capital Rule specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers. The Uniform Net Capital Rule prohibits broker-dealers from paying cash dividends, making unsecured advances or loans or repaying subordinated loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. Our failure to comply with these requirements as applicable to us could have a material adverse effect on us.

Our Market

The traditional funding model restricts access to capital, investments and liquidity. According to Harvard Business Review, venture capital firms, or VCs, invest in fewer than 1% of the companies they consider and only 10% of VC meetings are obtained through cold outreach. In addition, only 2% of VC funding went to women in 2022, according to PitchBook, while only 1% went to black-owned firms, according to TechCrunch.

Furthermore, under the traditional model, the average investor lacked access to early-stage investments. Prior to the JOBS Act, almost 90% of U.S. households were precluded from investing in private deals, per dqydj.com. Liquidity has also been an issue, as private investments are generally locked up until IPO or takeout.

The JOBS Act helped provide a solution to these issues by establishing the funding portal industry, which is currently in its infancy. Title III of the JOBS Act outlines Reg CF, which traditionally allowed private companies to raise up to $1.07 million from all Americans. In March 2021, regulatory enhancements by the SEC went into effect and increased the limit to $5 million every 12 months. These amendments increased the offering limits for Reg CF, Regulation A and Regulation D, Rule 504 offerings as follows: Reg CF increased to $5 million; Regulation D, Rule 504 increased to $10 million from $5 million; and Regulation A Tier 2 increased to $75 million from $50 million.

There was $494 million raised via Reg CF in 2022, according to Crowdwise. We believe a significant opportunity exists to disrupt private capital markets via the Netcapital funding portal. Private capital markets reached $12 trillion by the first half of 2022, per McKinsey. Within this market, private equity represents the largest share, with assets in excess of $3 trillion and a 10-year compound annual growth rate (CAGR) of 10%. Since 2000, global private equity ("PE"), net asset value has increased almost tenfold, nearly three times faster than the size of the public equity market. Both McKinsey and Boston Consulting Group predict that this strong growth will continue, as investors allocate increasing amounts to private equity, due to historically higher returns and lower volatility than public markets. In addition, Boston Consulting Group estimates that there are $42 trillion held in retail investment accounts, which we believe represents a large pool of potential account holders for us.

Our Technology

The Netcapital platform is a scalable, real-time, transaction-processing engine that runs without human intervention, 24 hours a day, seven days a week.

For companies raising capital, the technology provides fully automated onboarding with integrated regulatory filings. Funds are collected from investors and held in escrow until the offering closes. For entrepreneurs, the technology facilitates access to capital at low cost. For investors, the platform provides access to investments in private, early-stage companies that were previously unavailable to the general public. Both entrepreneurs and investors can track and view their investments through their dashboard on netcapital.com. The platform currently has more than 100,000 users.

Scalability was demonstrated in November 2021, when the platform processed more than 2,000 investments in less than two hours, totaling more than $2 million.

Our infrastructure is designed in a way that can horizontally scale to meet our capacity needs. Using Docker containers and Amazon Elastic Container Service, or Amazon ECS, we are able to automate the creation and launch of our production web and application programming interface, or API, endpoints in order to replicate them as needed behind Elastic Load Balancers (ELBs).

Additionally, all of our public facing endpoints live behind CloudFlare to ensure protection from large scale traffic fluctuations (including DDoS attacks).

Our main database layer is built on Amazon RDS and features a Multi-AZ deployment that can also be easily scaled up or down as needed. General queries are cached in our API layer, and we monitor to optimize very complex database queries that are generated by the API. Additionally, we cache the most complex queries (such as analytics data) in our NoSQL (Mongo) data store for improved performance.

Most of our central processing unit, or CPU, intensive data processing happens asynchronously through a worker/jobs system managed by AWS ElastiCache's Redis endpoint. This component can be easily fine-tuned for any scale necessary.

The technology necessary to operate our funding portal is licensed from Netcapital Systems LLC, a Delaware limited liability company, of which Jason Frishman, Netcapital Founder, owns a 29% interest, under a license agreement with the Funding Portal. Payments under the licensing agreement amounted to $195,000 and $430,000 in the years ended April 30, 2024 and 2023, respectively.

Proposed Alternative Trading ("ATS") Relationship

We believe that lack of liquidity is a key issue for investors in private companies in our targeted market. We also recognize that secondary trading of securities in private companies is subject to extensive regulation and oversight. Such regulation and oversight includes, but is not limited to, the need to be a registered broker-dealer that is licensed to operate an ATS, or to partner with an entity that is licensed to do so. In order to try to address what we believe is a large, unmet need, our wholly-owned subsidiary, Netcapital Systems LLC, a Utah limited liability company ("Netcapital UT LLC"), entered into a software license and services agreement on January 2, 2023 (the "Templum License Agreement") with Templum Markets LLC ("Templum"), to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. Templum is a company that provides capital markets infrastructure for trading private equity securities, and operates an ATS with approval in 53 U.S. states and territories for the trading of unregistered or private securities. We are currently working with Templum to design the software required to allow issuers and investors on the Netcapital platform to access the Templum ATS in order to engage in secondary trading of securities in a regulatorily compliant manner. The operation of the Templum ATS, however, remains subject to extensive regulation and oversight. Accordingly, any regulatory delays or objections will result in delays in our ability to launch the proposed platform. While we are currently working with Templum on the design of the required software to enable the access to secondary trading on the Templum ATS, no assurance can be given as to when, or if, we will be able to successfully complete this project in order to enable access to a secondary trading feature beta (testing) version to a closed group of users for testing before any final launch is made to the public, and Templum's approval. Milestones required to launch the platform include, but are not limited to, plug-in of Templum's KYC and AML requirements to enable interested users to directly send to the Templum ATS any KYC/AML information required by Templum for review and approval, as well as the launch of a beta version to a closed group of users. In July 2024, we announced the launch of our beta version for this secondary trading platform and our goal is to offer such secondary trading platform through the Templum ATS to all issuers and investors on the Netcapital funding portal before the end of 2024 subject to compliance with all regulatory requirements, however, we do not know when, or if, this feature will be fully completed and launched, as there are many details that remain to be completed.

The operation of the Templum ATS is subject to extensive regulation and oversight. Accordingly, any regulatory delays or objections will result in delays in our ability to launch the proposed platform. In addition, because we cannot easily switch between operators of secondary trading platforms of this nature, any disruption of or interference, whether due to regulatory issues or natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or other similar events, would impact our operations and may adversely affect the ability of issuers and investors to utilize this platform. There is no obligation for Templum to renew its agreements with us on commercially reasonable terms or at all.

Institutions and individual investors may face significant risk when buying securities on our proposed secondary trading platform. These risks include the following:

- private companies are not required to make periodic public filings, and therefore certain capitalization, operational and financial information may not be available for evaluation;

- an investment may only be appropriate for investors with a long-term investment horizon and a capacity to absorb a loss of some or all of their investment;

- the securities, when purchased, are generally highly illiquid, are often subject to further transfer restrictions, and no public market exists for such securities; and

- transactions may fail to settle, which could harm our reputation.

Further, we may become involved in disputes and litigation matters between customers with respect to transactions on our proposed secondary trading platform. There is a risk that clients may increasingly look to us to make them whole for delayed and/or broken trades. Customers may litigate over a failure of sellers to deliver securities or over the untimely deliveries of securities. Any litigation to which we are a party could be expensive and time consuming, regardless of the ultimate outcome, and the potential costs and risks of such litigation may incentivize us to settle, which could harm our reputation or have a material adverse effect on our business or results or operations.

We estimate that the cost for developing this platform will not exceed $1.0 million, most of which has already been incurred and consists of salaries or fees paid to engineers and consultants. We have and continue to pay these expenses from our working capital. We do not currently have a revenue model associated with the sales of securities on the proposed ATS. However, we may seek incorporate this revenue model in the future, provided that we determine any such revenue model is in strict compliance with all regulatory guidelines.

We currently anticipate that we will also be able to sell our interests in any portfolio company using the Templum ATS provided such sales are made in a regulatorily compliant matter. We expect to place a restriction on any sales during any period in which an issuer is offering its securities for sale on the Netcapital funding platform. In addition, securities issued in a Reg CF transaction generally cannot be resold for a period of one year, unless the securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Accordingly, any shares owned by us would also be subject to these restrictions. Additional restrictions may be implemented, and there can be no assurance that we will ever sell any of our interests in any portfolio company using the Templum ATS. Further, our insider trading policy prohibits all of our employees, officers, consultants and directors from buying or selling securities while in possession of material non-public information and all such parties are also required to maintain strict confidentiality of all such information. In addition, in order to maintain compliance with our insider trading policies, any affiliate or employee seeking to trade securities in any issuer listed on the funding portal must receive prior approval and clearance from our Chief Financial Officer and all such requests for clearance will be documented and maintained with our compliance department.

Our Netcapital funding portal is currently registered with the SEC and is a member of FINRA. For so long as we continue to operate our Netcapital platform solely for primary offerings by issuers under Reg CF, we believe that we are not required to register under Regulation ATS.

Competitive Advantages

Based upon publicly available information either published on the websites of our peer group (StartEngine Crowdfunding, Inc., Wefunder Inc. and Republic Core LLC) or included in offering statements of issuers hosted on such offering platforms, we believe that we provide the lowest cost solution for online capital raising. We also believe, based upon our facilitated technology platforms, our strong emphasis on customer support, and feedback received from clients that have onboarded to our platform, that our access and onboarding of new clients are superior due to our facilitated technology platforms. Our network continues to rapidly expand as a result of our enhanced marketing and broad distribution to reach new investors.

Our competitors include StartEngine Crowdfunding, Inc., Wefunder Inc. and Republic Core LLC. Given the rapid growth in the industry and its potential to disrupt the multi-billion dollar private capital market, we believe there is sufficient room for multiple players.

Our Strategy

Two major tailwinds are driving accelerated growth in the shift to the use of online funding portals: (i) the COVID-19 pandemic; and (ii) the increase in funding limits under Reg CF. The pandemic drove a rapid need to bring as many processes as possible online. With travel restrictions in place and most people in lockdown, entrepreneurs were no longer able to fundraise in person and have increasingly turned to online capital raising through funding portals.

There are numerous industry drivers and tailwinds that complement investor demand for access to investments in private companies. To capitalize on these, our strategy is to:

● Generate New Investor Accounts. Growing the number of investor accounts on our platform is a top priority. Investment dollars continuing to flow through our platform is a key revenue driver. When issuers advertise their offerings, they are generating new investor accounts for us at no cost to Netcapital. We plan to supplement our issuers' spend on advertising by increasing our online marketing spend as well, which may include virtual conferences going forward.

● Hire Additional Business Development Staff. We seek to hire additional business development staff that is technology and financially passionate about capital markets to handle our growing backlog of potential customers.

● Increase the Number of Companies on Our Platform via Marketing. When a new company lists on our platform, they bring their customers, supporters, and brand ambassadors as new investors to Netcapital. We plan to increase our marketing budget to help grow our portal and advisory clients.

● Invest in Technology. Technology is critical to everything that we do. We plan to invest in developing innovative technologies that enhance our platform and allow us to pursue additional service offerings.

● Incubate and Accelerate Our Advisory Portfolio Clients. The advisory portfolio and our equity interests in select advisory clients represent potential upside for our shareholders. We seek to grow this model of advisory clients.

● Expand Internationally. We believe there is a significant opportunity to expand into Europe and Asia as an appetite abroad grows for U.S. stocks.

● Provide a secondary trading feature. We believe that lack of liquidity is a key issue for investors in private companies in our targeted market. Accordingly, we are exploring ways in which we can provide our clients with the ability to access a secondary trading feature. In January 2023, we entered into the Templum License Agreement to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. Templum is an operator of an ATS with approval in 53 U.S. states and territories for the trading of unregistered or private securities to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. We are currently working with Templum on the design of the required software to enable issuers and investors on the Netcapital platform the ability to access the Templum ATS in order to engage in secondary trading of securities. In July 2024, we announced the launch of our beta version for this secondary trading platform and our goal is to offer such secondary trading platform through the Templum ATS to all issuers and investors on the Netcapital funding portal before the end of 2024 subject to compliance with all regulatory requirements, however, we do not know when, or if, this feature will be fully completed and launched, as there are many details that remain to be completed.

● New Verticals Represent a Compelling Opportunity. We operate in a regulated market supported by the JOBS Act. We are working on expanding our model to include Regulation A and Regulation D offerings.

● Secure Broker-Dealer License. In May 2024, we announced that our wholly-owned subsidiary, Netcapital Securities Inc. applied for broker-dealer registration with the Financial Industry Regulatory Authority ("FINRA"). We that by having a registered broker-dealer, it will create opportunities to expand revenue base by hosting and generating additional fees from Reg A+ and Reg D offerings on the Netcapital platform;, earning additional fees in connection with offerings that may result from the introduction of clients to other FINRA broker-dealers and expanding our distribution capabilities by leveraging strategic partnerships with other broker-dealers to distribute offerings of issuers that utilize the Netcapital platform to a wider range of investors in order to maximize market penetration and optimize capital raising efforts. Netcapital Securities Inc.'s application to become a registered broker-dealer remains subject to regulatory approval and/or licensing from the Financial Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). No assurance can be given as to when or if such approvals may be granted or when, if at all, Netcapital will be able to expand the services it offers.

Investment Portfolio

A key part of our story involves the potential value creation driven by our portfolio companies. In our portfolio, we focus on companies with emerging, disruptive technologies. A partial list of our investment portfolio is described below:

KingsCrowd

Industry: Fintech

Trusted by over 300,000 investors to vet startup investments, KingsCrowd, Inc. is a leader in ratings and analytics for online private markets. The company aggregates, analyzes, and rates companies raising on platforms like Netcapital to help investors make more informed decisions.

Risks related to an investment in KingsCrowd include, but are not limited to the following:

- Many of the key responsibilities of KingsCrowd's business have been assigned to one individual, and its ability to implement adequate internal controls depends, in part, on its ability to attract trained professional staff that allows it to segregate duties among several individuals.
- KingsCrowd may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce; and
- KingsCrowd's success depends in part on its ability to grow and take advantage of efficiencies of scale;

ChipBrain

Industry: AI

Effective communicators close more deals. ChipBrain LLC's emotionally intelligent AI assistant provides real-time emotion, tone, and facial expression feedback in live conversations across text, voice, and video. Taking the guesswork out of identifying conversational cues, the company's technology enables sales professionals to see at a glance how they are coming across to customers.

Risks related to an investment in ChipBrain include, but are not limited to the following:

- ChipBrain's future growth depends to a large extent on its ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands;
- The failure to attract and retain key employees could hurt the business, and the management team does not have extensive experience in the operation of businesses such as ChipBrain; and
- An intentional or unintentional disruption, failure, misappropriation or corruption of its network and information systems could severely affect its business.

Zelgor

Industry: Mobile Games

Backed by famous venture capitalist Tim Draper, napster founder, Shawn Fanning, and co-creator of Guitar Hero, Kai Huang, Zelgor Inc.("Zelgor") is an interactive entertainment company featuring a new species of rambunctious alien characters called The Noobs. The Noobs are a unique and original intellectual property introduced to the world through mobile games, multimedia content, and strategic partnerships.

Risks related to an investment in Zelgor include, but are not limited to the following:

- Many of the key responsibilities of Zelgor's business have been assigned to four individuals;
- Zelgor may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce; and
- The business of mobile applications is competitive and is expected to become increasingly competitive in the future.

MustWatch

Industry: Technology

MustWatch LLC ("MustWatch") brings your friends and favorite shows together all in one place. The Watch Party app makes it easy to find new shows, see what your friends are watching, and recommend great shows to each other. The company's platform delivers targeted show recommendations based on the television viewing tastes of users' friends and family. It's not a single streaming platform's media catalog, but a cross-platform television guide, crowdsourced from your friends and family.

Risks related to an investment in MustWatch include, but are not limited to the following:

- MustWatch's inability to use software licensed from third parties, or to use open source software under license terms that interfere with its proprietary rights, could disrupt its business;
- The business depends on continued, unimpeded access to the Internet by MustWatch and its users, but Internet access providers and Internet backbone providers may be able to block, degrade or charge for access to or bandwidth use of certain of our products and services, which could lead to additional expenses and the loss of users; and
- Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on the business, financial condition and operating results of MustWatch.

C-Reveal Therapeutics

Industry: Cancer Immunotherapy

C-Reveal Therapeutics's ("C-Reveal") proprietary technology, developed at Massachusetts General Hospital and Harvard University, helps the body's immune system to identify and destroy cancer cells by inhibiting key enzymes that conceal the disease. This patent pending approach is designed to improve the efficacy of treating a broad range of cancers.Risks related to an investment in C-Reveal include, but are not limited to the following:

- It may not be able to secure and maintain relationships with research institutions and clinical investigators that are capable of conducting and have access to necessary patient populations for the conduct of C-Reveal's clinical trials;
- C-Reveal's product development programs will be based on novel technologies and are inherently risky; and
- C-Reveal's clinical trials may not be successful.

Hiveskill LLC

Industry: AI

The product is an AI-powered database and CRM hybrid that uses data and emotionally intelligent AI to boost direct one-to-one marketing efforts. It also provides specialized experts who know how to leverage your company's data.
Risks related to an investment in Hiveskill LLC ("Hiveskill") include, but are not limited to the following:

- Competition in the markets in which Hiveskill competes could prevent it from generating or sustaining revenue growth and generating or maintaining profitability;
- Hiveskill operates in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement; and
- Maintaining its reputation is critical to Hiveskill's ability to attract and retain clients, and any failure, or perceived failure, to appropriately operate its business or deal with matters that give rise to reputation risk may materially and adversely harm the business, prospects and results of operations

Caesar Media Group Inc.

Industry: Marketing

Caesar Media Group, Inc. is an advanced marketing and technology solutions provider. Caesar Media Group is designed to leverage its technology and data to provide lead generation, search engine optimization (SEO) website development, project development, digital marketing, content management, customer service, and sales management.

Risks related to an investment in Caesar Media include, but are not limited to the following:

- Caesar Media has a ability to prevent competitors from marketing similar products or services; and
- Third parties may infringe on its technology.

The following table summarizes the components of investments as of April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023
Netcapital DE LLC	$ 48,128	$ 48,128
MustWatch LLC	440,000	440,000
Zelgor Inc.	1,400,000	1,400,000
ChipBrain LLC	3,366,348	3,366,348
Vymedic Inc.	11,032	11,032
C-Reveal Therapeutics LLC	50,000	50,000
Deuce Drone LLC	2,350,000	2,350,000
Hiveskill LLC	712,500	712,500
ScanHash LLC	425,000	425,000
Caesar Media Group Inc.	1,999.127	1,632,751
Cust Corp.	1,200,000	1,200,000
Reper LLC	1,200,000	1,200,000
Dark LLC	2,100,000	2,100,000
Netwire LLC	1,300,000	1,300,000
CountSharp LLC	1,170,000	1,170,000
CupCrew LLC	1,170,000	1,170,000
HeadFarm LLC	1,170,000	1,170,000
AceHedge LLC	1,110,000	—
Fantize LLC	1,110,000	—
StockText LLC	1,220,000	—
RealWorld LLC	1,170,000	—
30 issuers that paid a 1% equity fee to the funding portal	97,700	—
KingsCrowd Inc.	513,550	3,209,685
Total Investments at fair value	$ 25,333,386	$ 22,955,444

Major Customers

For the year ended April 30, 2024, the Company had one customer that constituted 25% of its revenues, a second customer that constituted 22% of its revenues, and a third customer that constituted 22% of its revenues. For the year ended April 30, 2023, the Company had one customer that constituted 25% of its revenues, and four customers that each constituted 14% of its revenues.

Recent Developments

Nasdaq Delisting Determination

As previously disclosed on a Current Report on Form 8-K filed by the Company on September 1, 2023, the Company received a notification from The Nasdaq Stock Market, LLC ("Nasdaq") notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Specifically, Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until February 28, 2024, to regain compliance with the Rule. Subsequently, on February 29, 2024, Nasdaq determined the Company was eligible for an additional 180 calendar days, or until August 26, 2024, to regain compliance with the Rule. Since then, Nasdaq has determined that as of July 22, 2024, the Company's securities had a closing bid price of $0.10 or less for ten consecutive trading days.1 Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the "Low Priced Stocks Rule").

As a result, on July 23, 2024, Nasdaq delivered written notice to the Company under which it advised the Company that Nasdaq has determined to delist the Company's securities from The Nasdaq Capital Market (the "Nasdaq Letter").

The Company may appeal Nasdaq's determination to a Hearings Panel (the "Panel"), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay any further action pending final resolution of the Hearing Panel or any extension provided by the Panel.

The Company intends to appeal Nasdaq's determination and will timely submit a plan to a hearing panel to regain compliance to the Nasdaq Listing Qualifications Department.

Notwithstanding the Company's intention to request a hearing, there can be no assurance that the Panel will grant the Company any compliance period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on The Nasdaq Capital Market. The Company is monitoring the closing bid price of its common stock and will consider options to regain compliance with Nasdaq's minimum bid price requirement, including effectuating a reverse stock split. On July 24, 2024, the Company's stockholders approved the implementation of a reverse stock split of the Company's common stock at a ratio between 1-for-2 and 1-for-100, inclusive, with the ultimate ratio to be determined by the Company's board of directors in its sole discretion. On September 25, 2024, our Board approved a reverse split ratio of 1-for-70 for the reverse split of the issued shares of our common stock. The Company intends to promptly effectuate a reverse split to regain compliance with Nasdaq Listing Rules related to minimum bid price for its common stock.

Launch of Beta Version for Secondary Trading Platform

In July 2024, we announced the launch of our beta version of a secondary trading platform through the Templum ATS to a closed group of users. This secondary trading platform has been designed to provide investors who purchase stock through the Netcapital funding portal with the potential for secondary trading through access to the Templum ATS.

May 2024 Warrant Inducement

On May 24, 2024, we entered into inducement offer letter agreements with certain investors that hold certain outstanding Series A-2 warrants to purchase up to an aggregate of 14,320,000 shares of our common stock, originally issued in December 2023 at a reduced exercise price of $0.155 per share in partial consideration for the Company's agreement to issue in a private placement (i) new Series A-3 common stock purchase warrants to purchase up to 14,320,000 shares of our common stock and (ii) new Series A-4 common stock purchase warrants to purchase up to 14,320,000 shares of our common stock for aggregate gross proceeds of approximately $2.2 million from the exercise of the existing warrants, before deducting placement agent fees and other expenses payable by the Company. The Series A-3 Warrants and Series A-4 Warrants are exercisable beginning on the effective dates of stockholder approval of the issuance with such warrants expiring on (i) the five year anniversary of the initial exercise date for the Series A-3 Warrants and (ii) the eighteen month anniversary of the initial exercise date for the Series A-4 Warrants. This transaction closed on May 29, 2024. H.C. Wainwright was the exclusive agent for transaction for which we paid them a cash fee equal to 7.5% from the exercise of the Series A-2 warrant at the reduced exercise price and a management fee equal to 1.0% of such aggregate gross proceeds. We also issued warrants to designees of H.C. Wainwright to purchase up to 1,074,000 shares of our common stock at an exercise price of $0.1938 per share.

Application for Broker-Dealer License

In May 2024, we announced that our wholly-owned subsidiary, Netcapital Securities Inc. applied for broker-dealer registration with the Financial Industry Regulatory Authority ("FINRA"). We believe that by having a registered broker-dealer, it will create opportunities to expand revenue base by hosting and generating additional fees from Reg A+ and Reg D offerings on the Netcapital platform, earning additional fees in connection with offerings that may result from the introduction of clients to other FINRA broker-dealers and expanding our distribution capabilities by leveraging strategic partnerships with other broker-dealers to distribute offerings of issuers that utilize the Netcapital platform to a wider range of investors in order to maximize market penetration and optimize capital raising efforts. Netcapital Securities Inc.'s application to become a registered broker-dealer remains subject to regulatory approval and/or licensing from the Financial Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). No assurance can be given as to when or if such approvals may be granted or when, if at all, Netcapital will be able to expand the services it offers.

Temporary Cessation of our Valuation Business

In April 2024, we determined to cease activities with respect to our valuation business conducted by our subsidiary MSG Development Corp. The person who operated MSG Development Corp. retired in fiscal 2024 due to health reasons and we were unsuccessful in transitioning the valuation consulting work performed by MSG Development Corp. to another person. Consequently, in fiscal 2024, we recorded an impairment loss for the intangible assets associated with our acquisition of MSG. We intend to re-start valuation activities through MSG Development Corp. in the future if we can find and hire the necessary personnel although there is no current timeframe for when we could re-start such activities and we may ultimately never continue such valuation activities.

April 2024 Common Stock Issuance

On April 24, 2024, we issued an aggregate of 681,198 shares of our common stock at a price per share of $0.1324 to Steven Geary, a member of the Company's board of directors, and Paul Riss, a member of the board of directors of Netcapital Funding Portal, Inc. our wholly-owned subsidiary, in consideration of the cancellation of $90,204 in outstanding indebtedness owed to Mr. Geary and Mr. Riss by us. The shares were issued as restricted securities as defined in Rule 144 of the Securities Act of 1933, as amended. We did not receive any proceeds from these issuances.

Employees

As of April 30, 2024, the Company had three members of its senior corporate personnel. As of April 30, 2024, we had approximately 21 employees, all of which were full time. None of our employees are unionized or covered by collective bargaining agreements, and we consider our current employee relations to be good.

Corporate History and Information

The Company was incorporated in Utah in 1984 as DBS Investments, Inc. ("DBS"), merged with ValueSetters L.L.C. in December of 2003 and changed its name to ValueSetters, Inc. In November 2010, the Company purchased NetGames.com to drive subscription revenue through online games such as chess.net. In the summer of 2017, Dr. Cecilia Lenk and Coreen Kraysler, CFA were hired to bring in consulting and advisory business. In November 2020, the Company purchased Netcapital Funding Portal Inc. and changed the name of the parent company from ValueSetters, Inc. to Netcapital Inc., while the name of the consulting business was changed to Netcapital Advisors. In November 2021, the Company purchased MSG Development Corp. We formed Netcapital Securities Inc. in 2024.

Our principal executive offices are located at One Lincoln Street, Boston, Massachusetts and our telephone number is 781-925-1700. We maintain a corporate website with the address http://www.netcapitalinc.com, our funding portal maintains a website with the address http://www.netcapital.com, Netcapital Advisors maintains a website at http://www.netcapitaladvisors.com and our valuation business maintains a website at https://valucorp.com/. We have not incorporated by reference into this Report on Form 10-K the information on any of our websites and you should not consider any of such information to be a part of this document. Our website addresses are included in this document for reference only.

We make available free of charge through our corporate website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports through a link to the EDGAR database as soon as reasonably practicable after we electronically file such material with, or furnish such material to the SEC. You can also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including all of our filings.

ITEM 1A. RISK FACTORS.

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Growth Strategy

Our financial situation creates doubt whether we will continue as a going concern.

As of April 30, 2024, the Company had negative working capital of $2,074,163 and for the year ended April 30 2024, the Company had an operating loss of $3,442,388 and net cash used in operating activities amounted to $4,879,838.There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. Our management has recently reduced its operating expenses and we have turned our focus to our funding portal business, which generates cash revenues and has seen a growth in revenues on a year-to-year basis. We plan to continue operating with lower fixed overhead amounts and seek to raise money from private placements, public offerings and/or bank financing. Our management has determined, based on its recent history and the negative cash flow from operations, that it is unlikely that its plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. To the extent that funds generated from any private placements, public offerings and/or bank financing, if available, are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. Accordingly, our management has concluded that these conditions raise substantial doubt about our ability to continue as a going concern. There can be no assurance that we will be able to achieve its business plan objectives or be able to achieve or maintain cash-flow-positive operating results. If we are unable to generate adequate funds from operations or raise sufficient additional funds, we may not be able to repay our existing debt, continue to operate our business network, respond to competitive pressures or fund our operations. As a result, we may be required to significantly reduce, reorganize, discontinue, or shut down our operations.

We have a limited operating history and our profits have been generated primarily by unrealized gains from equity securities we own in other companies. Although we have been profitable, the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company.

We were incorporated in the State of Utah in April 1984. We reported a net loss of $4,986,317 in the year ended April 30, 2024. Although we reported earnings in the years ended April 30, 2023 and 2022, the majority of our earnings came from unrealized gains in equity securities that we own. These securities have a value on our books, but are not liquid. Furthermore, the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will maintain profitability.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We currently derive a significant portion of our revenues from a limited number of customers. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. For the year ended April 30, 2024, the Company had one customer that constituted 25% of its revenues, a second customer that constituted 22% of its revenues, and a third customer that constituted 22% of its revenues. For the year ended April 30, 2023, the Company had one customer that constituted 25% of its revenues, and four customers that each constituted 14% of its revenues. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or new customers, or the future demand for the products and services of these customers or new customers. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations and/or trading price of our common stock.

Our debt level could negatively impact our financial condition, results of operations and business prospects.

As of April 30, 2024, we had $2,420,124 of principal indebtedness outstanding and we have borrowed money on three occasions from the SBA. Our level of debt could have significant consequences to our shareholders, including the following:

- requiring the dedication of a substantial portion of cash flow from operations to make payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

- requiring a substantial portion of our corporate cash reserves to be held as a reserve for debt service, limiting our ability to invest in new growth opportunities;

- limiting the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

- limiting the flexibility in planning for, or reacting to, changes in the business and industry in which we operate;

- increasing our vulnerability to both general and industry-specific adverse economic conditions;

- putting us at a competitive disadvantage vs. less leveraged competitors; and

- increasing vulnerability to changes in the prevailing interest rates.

Our ability to make payments of principal and interest, or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business may not generate sufficient cash flow in the future to service our debt because of factors beyond our control, including but not limited to our ability to market our products and expand our operations. If we are unable to generate sufficient cash flows, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary Netcapital Funding Portal Inc is registered as a funding portal. As a funding portal we have to comply with stringent regulations, and the operation of our funding portal is frequently subject to examination, constraints on its business, and in some cases fines. Our wholly-owned subsidiary Netcapital Securities Inc has applied for broker-dealer registration with FINRA. In the event Netcapital Securities Inc. receives a broker-dealer license, it will become subject to additional regulation and supervision of the SEC and FINRA, including without limitation Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). In addition, some of the restrictions and rules applicable to our subsidiary could adversely affect and limit some of our business plans.

Our funding portal's service offerings are relatively new in an industry that is still quickly evolving.

The principal securities regulations that we work with, Rule 506(c) and Reg CF, have only been in effect in their current form since 2013 and 2016, respectively. Our ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers (including, in the case of Rule 506(c) and Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly as anticipated. Success will likely be a factor of investing in the development and implementation of marketing campaigns, repeat business from both issuer companies and investors, and favorable changes in the regulatory environment.

We may be liable for misstatements made by issuers in offerings through our funding portal.

Under the Securities Act and the Exchange Act, issuers making offerings through our funding portal may be liable for inappropriate disclosures, including untrue statements of material facts or for omitting information that could make the statements misleading. This liability may also extend in Reg CF offerings to funding portals, such as our subsidiary. Even though due diligence defenses may be available, there can be no assurance that if we were sued, we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business. Moreover, even if we are not liable or a party to a lawsuit or enforcement action, some of our clients have been and will be subject to such proceedings. Any involvement we may have, including responding to document production requests, may be time-consuming and expensive as well.

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our services and the types of securities that our clients can offer and sell on our platform.

We have an evolving business model.

Our business model is one of innovation, including continuously working to expand our product lines and services to our clients. For example, our subsidiary Netcapital Securities has applied for broker-dealer registration with FINRA and we are continuing our relationship with Templum into becoming an alternative trading system. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time, we may also modify aspects of our business model relating to our service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and we have not set up our structure to be compliant with foreign laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. Any violation of foreign laws may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulations may limit our business operations and plans for future expansion.

Our cash flow is reliant on one main type of service.

Most of our cash-flow generating services are variants on one type of service: providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. As such, any downturn in the market could have a material adverse effect on our business and financial condition.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including the founder of our subsidiary, Netcapital Funding Portal Inc., our Chief Executive Officer, Chief Financial Officer, and our compliance, engineering and marketing teams. Our software engineering team, as well as our compliance team and our marketing team are critical to continually innovate and improve our products while operating in a highly regulated industry. In addition, due to the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

We are vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our funding portal platform or in our computer systems could reduce the attractiveness of our platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider, escrow agent, or on us could harm our reputation and materially negatively impact our financial condition and business.

Our funding portal relies on one escrow agent to hold investment commitments for issuers.

We currently rely on First Citizens Bank to provide all escrow services related to offerings on our platform. Any change in this relationship will require us to find another escrow agent and escrow bank. This change may cause us delays as well as additional costs in transitioning our technology. We are not allowed to operate our funding portal business without a qualified third-party escrow bank. There are a limited number of banks that provide this service. As such, if our relationship with our escrow agent is terminated, we may have difficulty finding a replacement which could have a material adverse effect on our business and results of operations.

If our wholly owned subsidiary, Netcapital Funding Portal Inc., fails to comply with its obligations under the license agreement with Netcapital Systems LLC under which the technology to operate our funding portal is licensed to Netcapital Funding Portal Inc., we could lose rights necessary to operate our funding portal which are important to our business.

Our wholly owned subsidiary, Netcapital Funding Portal Inc. has licensed the technology necessary to operate our funding portal from our majority stockholder, Netcapital Systems LLC, of which Mr. Frishman owns a 29% interest. These rights are extremely important to our business. If Netcapital Funding Portal Inc. fails to comply with any obligations under this license agreement, such license agreement may be subject to termination in whole or in part, which could severely impact our ability to operate our funding portal which would have a material adverse effect on our business, financial position, and results of operations.

In addition, disputes may arise regarding the technology subject to a license agreement, including:

● the scope of rights granted under the license agreement and other interpretation-related issues;

● the extent to which our processes infringe on the technology of Netcapital Systems LLC that is not subject to the license agreement;

● the ownership of inventions and know-how resulting from the joint creation or use of technology by Netcapital Systems LLC and us.

Disputes over technology under the license agreement with Netcapital Systems LLC may prevent or impair our ability to maintain our current license agreement on acceptable terms, and we may be unable to successfully operate our funding portal. In addition, any failure of Netcapital Systems LLC to service the technology subject to the license agreement or to operate its website could result in our inability to operate our funding portal which would have a material adverse effect on our business, financial condition, and results of operations.

Netcapital Systems LLC relies on third-party software for the technology subject to the license agreement with Netcapital Funding Portal Inc. that may be difficult to replace, or which could cause errors or failures of our funding portal.

Netcapital Systems LLC relies on software licensed from third parties for the technology subject to the license agreement with Netcapital Funding Portal Inc. This software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss by Netcapital Systems LLC of the right to use any of this software could significantly increase our expenses and otherwise result in delays in the provisioning of our funding portal until equivalent technology is either developed by us or Netcapital Systems LLC, or, if available, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our funding portal which could harm our business.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protection for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Our strategy to purchase a portion of early-stage companies may provide us with investments that have no liquidity.

It is our strategy to sometimes purchase, at an affordable price, part or all of early-stage companies and cross pollinate the ideas, technology and expertise within these companies to enhance the operations, profits and market share of all the entities. That strategy may result in us diverting management attention and advisory resources to do work for early-stage companies that pay for the work with equity, which becomes impaired in value or never becomes a liquid asset. For all of these early-stage companies, the future liquidity and value of our investments cannot be guaranteed, and no market may exist for us to generate gains from our investments in early-stage companies.

Our business depends on the reliability of the infrastructure that supports the Internet and the viability of the Internet.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company's own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online securities industry or that of our customers.

End-users of our software depend on Internet Service Providers ("ISPs"), online service providers and our system infrastructure for access to the Internet sites that we operate. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. As a result, we may not be able to meet a level of service that we have promised to our subscribers, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

We are dependent on general economic conditions.

Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition.

We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well as likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them with competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the Company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Moreover, as we continue to expand our offerings, we will continue to face headwinds and compete with companies that are more established and/or have more financial resources than we do and/or new entrants bringing disruptive technologies and/or ideas.

Intense competition could prevent us from increasing our market share and growing our revenues.

We compete with a number of public and private companies and most of our competitors have significant financial resources and occupy entrenched positions in the market with name-brand recognition. We also face challenges from new Internet sites that aim to attract subscribers who seek to play interactive games or invest in public or private securities. Such companies may be able to attract significantly more subscribers because of new marketing ideas and user interface concepts.

Increased competition from current and future competitors may in the future materially adversely affect our business, revenues, operating results and financial condition.

We may require additional financing in the future to fund our operations.

We may need additional capital in the future to continue to execute our business plan. Therefore, we will be dependent upon additional capital in the form of either debt or equity to continue our operations. At the present time, we do not have arrangements to raise all of the needed additional capital, and we will need to identify potential investors and negotiate appropriate arrangements with them. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue our operations.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish certain rights.

We may seek additional capital through a combination of equity offerings, debt financings, strategic collaborations and alliances or licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Any indebtedness we incur could involve restrictive covenants, such as limitations on our ability to incur additional debt, acquire or license intellectual property rights, declare dividends, make capital expenditures and other operating restrictions that could adversely impact our ability to conduct our business. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline. If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Adequate additional financing may not be available to us on acceptable terms, or at all.

We may make acquisitions or form joint ventures that are unsuccessful.

Our ability to grow is partially dependent on our ability to successfully acquire other companies, which creates substantial risk. In order to pursue a growth by acquisition strategy successfully, we must identify suitable candidates for these transactions; however, because of our limited funds, we may not be able to purchase those companies that we have identified as potential acquisition candidates. Additionally, we may have difficulty managing post-closing issues such as the integration into our corporate structure. Integration issues are complex, time consuming and expensive and, without proper planning and implementation, could significantly disrupt our business, including, but not limited to, the diversion of management's attention, the loss of key business and/or personnel from the acquired company, unanticipated events, and legal liabilities.

Our future growth depends on our ability to develop and retain customers.

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

We will need to attract, train and retain additional highly qualified senior executives and technical and managerial personnel in the future.

We continue to seek technical and managerial staff members, although we have limited resources to compensate them until we have raised additional capital or developed a business that generates consistent cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with stock-based compensation, when appropriate. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse effect on our business.

Major health epidemics, such as the outbreak caused by the COVID-19 pandemic, and other outbreaks or unforeseen or catastrophic events could continue to disrupt and adversely affect our operations, financial condition and business.

Public health epidemics or outbreaks could adversely impact our business. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the emergence of variants, among others. In particular, the spread and treatment of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results. To date, our business has not been impacted by COVID-19 but it could be in the future.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Since the spring of 2020, large segments of the U.S. and global economies were impacted by COVID-19, a significant portion of the U.S. population were subject to "stay at home" or similar requirements. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers (both issuers using our services and investors investing on our platform) and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. To date, the COVID-19 outbreak has significantly impacted global markets, U.S. employment numbers, as well as the business prospects of many small businesses (our potential clients). A significant part of our business model is based on receiving a percentage of the investments made through our platform and services. Further, we are dependent on investments in our offerings to fund our business. However, to date, other than working remotely, COVID-19 has not had a negative impact on the Company. While our business has not yet been impacted by COVID-19, to the extent COVID-19 continues and limits investment capital or personally impacts any of our key employees, it may have a significant impact on our results and operations.

Acquisitions may have unanticipated consequences that could harm our business and our financial condition.

Any acquisition that we pursue, whether successfully completed or not, involves risks, including:

- material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition of acquired entities that are integrated into our operations;

- risks associated with entering into markets or conducting operations where we have no or limited prior experience;

- problems retaining key personnel;

- potential impairment of tangible and intangible assets and goodwill acquired in the acquisition;

- potential unknown liabilities;

- difficulties of integration and failure to realize anticipated synergies; and

- disruption of our ongoing business, including diversion of management's attention from other business concerns.

Future acquisitions may be accomplished through a cash purchase transaction, the issuance of our equity securities or a combination of both, could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

If we do not effectively protect our customers' credit and debit card data, or other personal information, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we transmit confidential credit and debit card information by way of secure online networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

We could be harmed by improper disclosure or loss of sensitive or confidential Company, employee, associate or customer data, including personal data.

In connection with the operation of our business, we plan to store, process and transmit data, including personal and payment information, about our employees, customers, associates and candidates, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings, such as mobile technology. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Failure to recognize, respond to and effectively manage the accelerated impact of social media could adversely impact our business.

In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of Internet based communications which allow individuals access to a broad audience of consumers and other interested persons. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests and/or may be inaccurate. The dissemination of information via social media could harm our business, reputation, financial condition, and results of operations, regardless of the information's accuracy. The damage may be immediate without affording us an opportunity for redress or correction.

In addition, social media is frequently used to communicate with our customers and the public in general. Failure by us to use social media effectively or appropriately, particularly as compared to our brands' respective competitors, could lead to a decline in brand value, customer visits and revenue. Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our brands, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information. The inappropriate use of social media by our customers or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and adversely affect our results of operations.

Risks Related to Receipt of Securities for Services

A significant portion of our total assets are held in equity securities of early-stage companies, which securities are illiquid and subject to volatility, which factors could have a material adverse effect on our financial condition and results of operations.

Payment related to the consulting and advisory services provided by Netcapital Advisors is often made through equity stakes from such customers. As of April 30, 2024, approximately $25.2 million of our holdings are issued by companies whose securities do not trade on public markets. The securities issued are typically in private companies with no established trading market for their securities, that often have limited operating histories, limited operating cash, and negative cash flows. Additionally, these securities are primarily restricted, and are subject to legal holding periods pursuant to Rule 144 or other applicable exemptions. The stock price of such issuers is often volatile, unpredictable, and with limited liquidity, and the value of such securities on the date of receipt compared to the date when we are able to legally sell the securities may decrease significantly. The value ascribed to our assets in our financial statements as of a particular date may be materially greater than or less than the value that would be realized if our assets were to be liquidated as of such date. Accordingly, the value of such holdings may change over time due to factors that we do not control, such as issuance of securities by such companies at lower prices or other market factors. During the year ended April 30, 2024, we recognized an unrealized loss of approximately $2.7 million on the value of our equity securities due to the decline in value of a single issuer, which represented an impairment of more than 80% of the previous value of our holdings in such issuer, which resulted in a reduction of our retained earnings. Changes to the value of our holdings could have a material adverse effect on our financial condition and results of operations.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, or the 40 Act, (and similar legislation in other jurisdictions) and if we are deemed an "investment company" under the 40 Act applicable restrictions would make it impractical for us to operate as contemplated.

The 40 Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the 40 Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans related to us, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen which would potentially cause us to be deemed an investment company under the 40 Act, it would be impractical for us to operate as intended pursuant to our platform and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the modification and restructuring of our platform, which would materially adversely affect our ability to derive revenue.

Our consulting and advisory services are primarily paid for in restricted shares of stock of our customers, which are often private companies with no established trading market for their securities.

For our consulting and advisory services, payment is often made through equity securities of customers instead of cash. The securities issued are in private companies with no established trading market for their securities. In the absence of a trading market, we may be unable to liquidate our investment, which will result in the loss of our investment.

Risks Related to Operation of our Proposed Secondary Trading Platform

We will be dependent on a third-party for operation of our proposed secondary trading platform. Any disruption in the services provided by such third-party provider could adversely affect our business.

In January 2023, we entered into the Templum License Agreement, to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. Templum is a company that provides capital markets infrastructure for trading private equity securities, and operates an ATS with approval in 53 U.S. states and territories for the trading of unregistered or private securities. We are currently working with Templum on the design of the required software to enable issuers and investors on the Netcapital platform the ability to access the Templum ATS in order to have the ability to engage in secondary trading of securities. We do not control the operations of Templum or own the equipment used to provide such services. Further, the operation of the Templum ATS is subject to extensive regulation and oversight. Accordingly, any regulatory delays or objections will result in delays in our ability to launch the proposed platform. In addition, because we cannot easily switch between operators of secondary trading platforms of this nature, any disruption of or interference, whether due to regulatory issues or natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or other similar events, would impact our operations and may adversely affect the ability of issuers and investors to utilize this platform. There is no obligation for Templum to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements on commercially reasonable terms, we may be forced to identify another suitable operator or develop our own secondary trading capabilities, and we may incur significant costs and possible service interruption in connection with doing so.

In addition, Templum may take actions beyond our control that could seriously harm our business, including:

- discontinuing or limiting our access to its platform;

- increasing pricing terms;

- terminating or seeking to terminate our contractual relationship altogether; and

- modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

Our customers may encounter difficulties with investing through our proposed secondary trading platform.

Institutions and individual investors may face significant risk when buying securities on our proposed secondary trading platform. These risks include the following:

- private companies are not required to make periodic public filings, and therefore certain capitalization, operational and financial information may not be available for evaluation;

- an investment may only be appropriate for investors with a long-term investment horizon and a capacity to absorb a loss of some or all of their investment;

- the securities, when purchased, are generally highly illiquid, are often subject to further transfer restrictions, and no public market exists for such securities; and

- transactions may fail to settle, which could harm our reputation.

We may become involved in disputes or litigation matters between customers with respect to failed transactions on our proposed secondary trading platform (such as in the event of delayed delivery or a failure to deliver securities).

We may become involved in disputes and litigation matters between customers with respect to transactions on our proposed secondary trading platform. There is a risk that clients may increasingly look to us to make them whole for delayed and/or broken trades. Customers may litigate over the failure of sellers to deliver securities or over the untimely deliveries of securities. Any litigation to which we are a party could be expensive and time consuming, regardless of the ultimate outcome, and the potential costs and risks of such litigation may incentivize us to settle, which could harm our reputation or have a material adverse effect on our business or results or operations.

Failure to launch our proposed secondary trading platform could result in continued lack of liquidity for investors in our target market. Should this lack of liquidity cause reduced investor interest in investing in the unregistered or private securities offered by our clients, they may be less inclined to use our platform which could have a material adverse effect on our business or results of operations.

Lack of liquidity is a key issue for investors in private companies as private markets lack a liquidity feature in our targeted market. If we fail to launch our proposed secondary trading market, investors purchasing our clients' securities may continue to have a lack of liquidity. Should such continued illiquidity cause reduced investor interest in investing in unregistered or private securities, our clients may be less inclined to use our funding platform and may seek additional alternatives for raising capital, which could have a material adverse effect on our business or results of operations.

Risks Related to our Proposed Broker-Dealer Activities

Regulatory and legal uncertainties related to broker-dealers could harm our business.

The securities and derivatives businesses are heavily regulated. Firms in financial service industries have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased accordingly. Should our subsidiary, Netcapital Securities Inc. receive its broker-dealer license, it will become subject to regulations in the U.S. and abroad covering all aspects of their business. Regulatory bodies in U.S., include without limitation, the SEC and FINRA. Our mode of operation and profitability may be directly affected by additional legislation changes in rules promulgated by various government agencies and self-regulatory organizations that oversee our businesses, and changes in the interpretation or enforcement of existing laws and rules, including the potential imposition of transaction taxes. Noncompliance with applicable laws or regulations could result in sanctions being levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses. Noncompliance with applicable laws or regulations could adversely affect our reputation, prospects, revenues and earnings. In addition, changes in current laws or regulations or in governmental policies could adversely affect our business, financial condition and results of operations.

Domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our internal systems to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations. To continue to operate and to expand our services internationally, we may have to comply with the regulatory controls of each country in which we conduct, or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand internationally.

Should our subsidiary Netcapital Securities Inc. receive its broker-license, it may be fined or subject to other disciplinary or corrective actions if it does not maintain the capital and liquidity levels required by regulators.

The SEC, FINRA, and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Should our subsidiary, Netcapital Securities Inc. receive its broker-dealer license, failure to maintain the required net capital could result in suspension or revocation of registration by the SEC or suspension or expulsion by FINRA, and could ultimately lead to liquidation of Netcapital Securities Inc. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require an intensive use of capital could be limited. Such operations may include investing activities, marketing and the financing of customer account balances. Also, our ability to withdraw capital from our brokerage subsidiary could be restricted.

Risk Factors Related to our Common Stock

Our ability to have our securities traded on the Nasdaq Capital Market is subject to us meeting applicable listing criteria.

We are currently listed on the Nasdaq Capital Market, a national securities exchange. Nasdaq requires companies desiring to list their common stock to meet certain listing criteria including total number of shareholders: minimum stock price, total value of public float, and in some cases total shareholders' equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from listing our common stock on Nasdaq. In the event we are unable to have our shares traded on Nasdaq, our common stock could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than Nasdaq. Our failure to have our shares traded on the Nasdaq could make it more difficult for you to trade our shares, could prevent our common stock trading on a frequent and liquid basis and could result in the value of our common stock being less than it would be if we were able to list our shares on Nasdaq.

As previously disclosed on a Current Report on Form 8-K filed by the Company on September 1, 2023, the Company received a notification from The Nasdaq Stock Market, LLC ("Nasdaq") notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Specifically, Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until February 28, 2024, to regain compliance with the Rule. Subsequently, on February 29, 2024, Nasdaq determined the Company was eligible for an additional 180 calendar days, or until August 26, 2024, to regain compliance with the Rule. Since then, Nasdaq has determined that as of July 22, 2024, the Company's securities had a closing bid price of $0.10 or less for ten consecutive trading days.1 Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the "Low Priced Stocks Rule").

As a result, on July 23, 2024, Nasdaq delivered written notice to the Company under which it advised the Company that Nasdaq has determined to delist the Company's securities from The Nasdaq Capital Market (the "Nasdaq Letter").

The Company may appeal Nasdaq's determination to a Hearings Panel (the "Panel"), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay any further action pending final resolution of the Hearing Panel or any extension provided by the Panel.

The Company intends to appeal Nasdaq's determination and will timely submit a plan to a hearing panel to regain compliance to the Nasdaq Listing Qualifications Department.

Notwithstanding the Company's intention to request a hearing, there can be no assurance that the Panel will grant the Company any compliance period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on The Nasdaq Capital Market. The Company is monitoring the closing bid price of its common stock and will consider options to regain compliance with Nasdaq's minimum bid price requirement, including effectuating a reverse stock split. On July 24, 2024, the Company's stockholders approved the implementation of a reverse stock split of the Company's common stock at a ratio between 1-for-2 and 1-for-100, inclusive, with the ultimate ratio to be determined by the Company's board of directors in its sole discretion. On September 25, 2024, our Board approved a reverse split ratio of 1-for-70 for the reverse split of the issued shares of our common stock. The Company intends to promptly effectuate a reverse split to regain compliance with Nasdaq Listing Rules related to minimum bid price for its common stock.

If we are unable to regain compliance with the Nasdaq minimum bid price requirement and Nasdaq delists our common stock and warrants and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

- the liquidity of our common stock;

- the market price of our common stock;

- our ability to obtain financing for the continuation of our operations;

- the number of institutional and general investors that will consider investing in our common stock;

- the number of investors in general that will consider investing in our common stock;

- the number of market makers in our common stock;

- the availability of information concerning the trading prices and volume of our common stock; and

- the number of broker-dealers willing to execute trades in shares of our common stock.

There can be no assurance that we will be able to comply with Nasdaq's continued listing standards, a failure of which could result in a delisting of our common stock and warrants.

Nasdaq requires that the trading price of a company's listed stock on Nasdaq remain above one dollar in order for such stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from Nasdaq. In addition, to maintain a listing on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders' equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our common stock and warrants and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

We recently sold a substantial number of shares of our common stock and warrants to purchase common stock in a public offering, which could cause the price of our common stock to decline.

In a December 2023 offering, we sold 4,800,000 shares of common stock, pre-funded warrants to purchase up to 11,200,000 shares of our common stock and common stock warrants to purchase up to 32,000,000 shares of common stock. In May 2024, we induced some of the warrant holders to exercise their warrants, and we issued additional warrants to purchase up to 28,640,000 shares of our common stock. The existence of the potential additional shares of our common stock in the public market, or the perception that such additional shares may be in the market, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

We do not expect to pay dividends and investors should not buy our common stock expecting to receive dividends.

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Since we do not pay dividends, then you may have a limited ability to liquidate or receive any payment on your investment. Therefore, our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds, which could affect our ability to expand our business operations.

We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price.

We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

The market price of our common stock is highly volatile and could be subject to volatility related or unrelated to our operations.

You should consider an investment in our securities to be risky, and you should invest in our securities only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this "Risk Factors" section and elsewhere in this prospectus, are:

- actual or anticipated fluctuations in quarterly funding portal revenues or operating results, whether in our operations or in those of our competitors;

- changes in financial estimates or opinions by research analysts, either with respect to us or other fintech companies;
- our failure to accelerate user growth or new issuer growth;
- any failure to meet investor or analyst expectations;
- the public's reaction to our press releases, other public announcements and our filings with the SEC;
- actual or anticipated changes in domestic or worldwide economic, political or market conditions, such as recessions;
- changes in the consumer spending environment;
- terrorist acts;
- changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- short sales, hedging and other derivative transactions in the shares of our common stock;
- future sales or issuances of our common stock, including sales or issuances by us, our directors or executive officers and our significant stockholders;
- our dividend policy;
- changes in the market valuations of other fintech companies;
- actions by stockholders;
- various market factors or perceived market factors, including rumors, involving us, our vendors and clients, whether accurate or not;
- announcements by us or our competitors of new locations, technological advances, significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives; and
- a loss of a key member of management.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock in any market that develops for it. In addition, our stock price may be influenced by trading activity in our common stock as a result of market commentary (including commentary that may be unreliable or incomplete in some cases); changes in expectations about our business, our creditworthiness or investor confidence generally; or actions by stockholders and others seeking to influence our business strategies.

In the past, following periods of volatility in the market price of a company's securities, stockholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell our securities.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock or our warrants, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our common stock or our warrants, reducing a stockholder's ability to resell shares of our common stock and warrants.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our securities adversely, the price of our common stock or warrants and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock or warrants would likely decline. If any analyst who may cover us was to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or warrants or trading volume to decline.

Our issuance of common stock upon the exercise of options granted under our 2021 Equity Incentive Plan and our 2023 Omnibus Equity Incentive Plan may dilute all other stockholders.

We have issued options to purchase 2,202,000 shares of common stock under our 2021 Equity Incentive Plan and our 2023 Omnibus Equity Incentive Plan and we expect to issue options to purchase the remaining 98,000 shares of common stock in the future to officers, directors, employees and consultants under our 2023 Omnibus Equity Incentive Plan. Any such issuances of common stock underlying stock options may cause stockholders to experience dilution of their ownership interests and the per share value of our common stock to decline. As options are forfeited we plan to reissue options to other officers, directors, employees and consultants.

Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure is expensive and diverts management's attention from our core business, which could adversely affect our business, results of operations, and financial condition.

As a publicly reporting company, we are faced with expensive, complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Act, and Nasdaq rules. As a result of the complexity involved in complying with the applicable rules and regulations, our management's attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. We may need to hire more personnel in the future or engage outside consultants, which will increase our operating expenses, to assist us in complying with these requirements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

Failure to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could cause our financial reports to be inaccurate.

We are required pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Although we prepare our financial statements in accordance with accounting principles generally accepted in the United States, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies in which case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our articles of incorporation and bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Utah law.

In addition, as permitted by the Utah Business Corporation Act, our bylaws and the indemnification agreements that we have entered into with our directors and officers provide that:

●	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Utah law. Utah law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

●	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

●	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

●	we will not be obligated pursuant to our bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors, or Board, or brought to enforce a right to indemnification;

●	the rights conferred in our bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

●	we may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Limitations on liability and indemnification matters.

As permitted by the corporate laws of the state of Utah, our articles of incorporation include a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. If we are required to indemnify, both for the costs of their defense in any action or to pay monetary damages upon a finding of a court or in any settlement, our business and financial condition could be materially and adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide information under this item.

ITEM 1C. CYBERSECURITY

We believe cybersecurity is critical to advancing our technological advancements. As a biopharmaceutical company, we face a multitude of cybersecurity threats that range from attacks common to most industries, such as ransomware and denial-of service. Our customers, suppliers, subcontractors, and business partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance, and results of operations. These cybersecurity threats and related risks make it imperative that we expend resources on cybersecurity.

Our Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership, including our cybersecurity consultant, regularly briefs the Board of Directors on our cybersecurity and information security posture and the Board of Directors is apprised of cybersecurity incidents deemed to have a moderate or higher business impact, even if immaterial to us. The full Board retains oversight of cybersecurity because of its importance. In the event of an incident, we intend to follow our detailed incident response playbook, which outlines the steps to be followed from incident detection to mitigation, recovery, and notification, including notifying functional areas (e.g., legal), as well as senior leadership and the Board, as appropriate. Our Cybersecurity consultant has extensive information technology and program management experience. We have implemented a governance structure and processes to assess, identify, manage, and report cybersecurity risks.

We work with our cybersecurity consultant on assessing cybersecurity risk and on policies and practices aimed at mitigating these risks. We believe we are positioned to meet the requirements of the SEC. In addition to following SEC guidance and implementing pre-existing third party frameworks, we have developed our own practices and frameworks, which we believe enhance our ability to identify and manage cybersecurity risks. Third parties also play a role in our cybersecurity. We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. Assessing, identifying, and managing cybersecurity related risks are factored into our overall business approach.

We require that our subcontractors report cybersecurity incidents to us so that we can assess the impact of the incident on us. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured.

ITEM 2. PROPERTIES

We utilize an office at 1 Lincoln Street in Boston, Massachusetts. We currently pay rent of approximately $6,400 a month, and our membership agreement is through March 2025 for approximately 400 square feet in a virtual office-suite location. Almost all of our employees work remotely. We believe our current office space is suitable and adequate for its intended purposes and our near-term expansion plans.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) Market Information

Our common stock was quoted on the OTCQX marketplace under the symbol "NCPL" before our listing on Nasdaq in July 2022. Any over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Our common stock and warrants trade on the Nasdaq Capital Market under the symbols "NCPL" and "NCPLW," respectively. Our common stock and warrants commenced trading on Nasdaq on July 13, 2022.

Recent Issuances of Unregistered Securities

(a) None

(b) Holders

There are 270 shareholders of record of our common stock as of July 29, 2024.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equity Stock Transfer LLC with its business address at 237 W 37th Street, Suite 602, New York, NY 10018. Its telephone number is (212) 575-5757 and its email address is info@equitystock.com.

(c) Dividends

We have never paid dividends on our common stock and do not expect to do so in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans

2021 Equity Incentive Plan. In November 2021, our Board adopted the 2021 Equity Incentive Plan, or the Plan. An aggregate of 300,000 shares of our common stock is reserved for issuance and available for awards under the Plan, including incentive stock options granted under the Plan. The Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates. As of July 29, 2024, outstanding option grants, net of forfeitures, amounted to 187,000 options to purchase shares of common stock and there remain 113,000 shares for grant under the Plan.

The Plan is administered by our Board. The Plan administrator has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. Our Board may at any time amend or terminate the Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the Plan without the consent of the recipient. No awards may be made under the Plan after the tenth anniversary of its effective date.

Awards under the Plan may include incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted shares of common stock, restricted stock units, performance share awards, stock bonuses and other stock-based awards and cash-based incentive awards.

2023 Omnibus Equity Incentive Plan. On January 3, 2023, the Board of Directors of the Company approved and adopted the Netcapital Inc., 2023 Omnibus Equity Incentive Plan (the "2023 Plan"), which was subsequently approved by the Company's stockholders. The total number of shares of common stock authorized for issuance under the 2023 Plan is (i) 2,000,000 shares of common stock plus (ii) an annual increase on the first day of each calendar year beginning with May 1, 2024 and ending with the last May 1 during the initial ten-year term of the 2023 Plan, equal to the lesser of (A) five percent (5%) of the shares of common stock outstanding (on an as-converted basis, which shall include shares issuable upon the exercise or conversion of all outstanding securities or rights convertible into or exercisable for shares of common stock, including without limitation, preferred stock, warrants and employee options to purchase any shares of common stock) on the final day of the immediately preceding calendar year and (B) such lesser number of shares of common stock as determined by the Board; provided, that, shares of common stock issued under the 2023 Plan with respect to an exempt award shall not count against such share limit. No more than 2,000,000 Shares, and as increased on an annual basis, on the first day of each calendar year beginning with May 1, 2024 and ending with the last May 1 during the initial ten-year term of the Plan, by the lesser of (A) five percent (5%) of the shares of common stock outstanding (on an as-converted basis, which shall include shares of common stock issuable upon the exercise or conversion of all outstanding securities or rights convertible into or exercisable for shares of common stock, including without limitation, preferred stock, warrants and employee options to purchase any shares of common stock) on the final day of the immediately preceding calendar year; (B) 300,000 shares of common stock, and (C) such lesser number of shares of common stock as determined by the Board, shall be issued pursuant to the exercise of ISOs. As of April 30, 2024, we had awarded an aggregate of 1,950,000 options to purchase shares of common stock, 58,500 options have been forfeited and there remain 108,500 shares for grant under the 2023 Plan. On May 1, 2024, pursuant to the annual increase provision described above, the amount reserved for issuance under the Plan increased by 3,154,105 shares based on the fully diluted shares outstanding as of April 30, 2024, or 3,262,605 shares in the aggregate.

The 2023 Plan will be administered by the Board or a committee to which the Board delegates such responsibility (the "Administrator"). The 2023 Plan will be administered by the Administrator in accordance with Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The Administrator may interpret the 2023 Plan and may prescribe, amend, and rescind rules and make all other determinations necessary or desirable for the administration of the 2023 Plan. The 2023 Plan permits the Administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, to determine the terms and conditions of written instruments evidencing such awards and to amend the terms and conditions of outstanding awards.

The 2023 Plan permits the grant of: (a) stock options, which may be intended as incentive stock options ("ISOs") or as nonqualified stock options (options not meeting the requirements to qualify as ISOs); (b) stock appreciation rights ("SARs"); (c) restricted stock; (d) restricted stock units; (e) cash incentive awards; or (f) other awards, including: (i) stock bonuses, performance stock, performance units, dividend equivalents, or similar rights to purchase or acquire Shares, whether at a fixed or variable price or ratio related to the Common Stock, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (ii) any similar securities with a value derived from the value of or related to the Common Stock and/or returns thereon.

Purchase of Equity Securities

No repurchase of equity securities were made during the 2024 fiscal year.

ITEM 6. [RESERVED].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

THE FOLLOWING DISCUSSION OF OUR PLAN OF OPERATION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES TO THE FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE. THESE STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS.

Overview

Netcapital Inc. is a fintech company with a scalable technology platform that allows private companies to raise capital online from accredited and non-accredited investors. We give investors the opportunity to access investments in private companies. We believe our model is disruptive to traditional private equity investing and is based on Title III, Reg CF of the JOBS Act. In addition, we have recently expanded our model to include Regulation A ("Reg A") offerings. We generate fees from listing private companies on our funding portal located at www.netcapital.com. We generate fees from listing private companies on netcapital.com. We also generate fees from advising companies with respect to their Reg A offerings posted on www.netcapital.com. Our consulting group, Netcapital Advisors, Inc. (Netcapital Advisors), which is a wholly-owned subsidiary, provides marketing and strategic advice in exchange for equity positions and/or cash fees. The Netcapital funding portal is registered with the SEC, is a member of the Financial Industry Regulatory Authority, or FINRA, a registered national securities association, and provides investors with opportunities to invest in private companies. Neither Netcapital Advisors, nor any Netcapital entity or subsidiary, is a broker- dealer, nor do any of such entities operate as a broker-dealer with respect to any Reg A offering listed on the www.netcapital.com website.

We provide private company investment access to accredited and non-accredited investors through our online portal (www.netcapital.com), which is operated by our wholly owned subsidiary Netcapital Funding Portal, Inc. The Netcapital funding portal charges a $5,000 listing fee, a 4.9% portal fee for capital raised at closing, and beginning in fiscal year 2024, a 1% success fee paid for with equity of the funding portal customer. In addition, the portal generates fees for other ancillary services, such as rolling closes. Netcapital Advisors generates fees and equity stakes from consulting in select portfolio and non-portfolio clients. With respect to its services for Reg A offerings, Netcapital Advisors charges a monthly flat fee for each month the offering is listed on the netcapital.com website as well as a nominal administrative flat fee for each investor that is processed to cover out-of-pocket costs.

We generated revenues of $4,951,435, with costs of service of $108,060, in the year ended April 30, 2024 for a gross profit of $4,843,375 (consisting of $3,537,700 in equity securities for payment of services and $1,413,736 in cash-based revenues, offset by $108,060 for costs of services) as compared to revenues of $8,493,985 with costs of service of $85,038 in the year ended April 30, 2023 for a gross profit of $8,408,947 (consisting of $7,105,000 in equity securities for the payment of services and $1,388,985 in cash-based revenues, offset by $85,038 for costs of services). Our cash-based gross profits as a percentage of gross profits were approximately 1% and 1%, respectively, in the years ended April 30, 2024 and 2023, for entities (for which we performed services) in which we own equity during such periods. The total number of offerings on the Netcapital funding portal in fiscal 2024 and 2023 that closed was 70 and 63, respectively, of which 17 and 13 offerings hosted on the Netcapital funding platform in fiscal 2024 and 2023, respectively, terminated their listings without raising the required minimum dollar amount of capital. As of the date of this report, we own minority equity positions of greater than 1% in 20 portfolio companies that have utilized the funding portal to facilitate their offerings, which equity was received as payment for services.

Netcapital.com is an SEC-registered funding portal that enables private companies to raise capital online, while investors are able to invest from almost anywhere in the world, at any time, with just a few clicks. Securities offerings on the portal are accessible through individual offering pages, where companies include product or service details, market size, competitive advantages, and financial documents. Companies can accept investments from virtually anyone, including friends, family, customers and employees. Customer accounts on our platform are not permitted to hold or use digital securities to make an investment.

In addition to access to the Funding Portal, Netcapital provides the following services:

- a fully automated onboarding process;
- automated filing of required regulatory documents;
- compliance review;
- custom-built offering page on our portal website;
- third party transfer agent and custodial services;
- email marketing to our proprietary list of investors;

- rolling closes, which provide potential access to liquidity before final close date of offering;
- assistance with annual filings; and
- direct access to our team for ongoing support.

Our consulting group, Netcapital Advisors helps companies at all stages to raise capital. Netcapital Advisors provides strategic advice, technology consulting and online marketing services to assist with fundraising campaigns on the Netcapital platform. The Company also acts as an incubator and accelerator, taking equity stakes in select disruptive start-ups.

Netcapital Advisors' services include:

- incubation of technology start-ups;
- investor introductions;
- online marketing;
- website design, software and software development;
- message crafting, including pitch decks, offering pages, and ad creation;
- strategic advice; and
- technology consulting.

Proposed Broker-Dealer Business

Our newly formed wholly owned subsidiary, Netcapital Securities Inc. has applied for broker-dealer registration with the Financial Industry Regulatory Authority ("FINRA"). We that by having a registered broker-dealer, it will create opportunities to expand revenue base by hosting and generating additional fees from Reg A+ and Reg D offerings on the Netcapital platform;, earning additional fees in connection with offerings that may result from the introduction of clients to other FINRA broker-dealers and expanding our distribution capabilities by leveraging strategic partnerships with other broker-dealers to distribute offerings of issuers that utilize the Netcapital platform to a wider range of investors in order to maximize market penetration and optimize capital raising efforts. Netcapital Securities Inc.'s application to become a registered broker-dealer remains subject to regulatory approval and/or licensing from the Financial Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). No assurance can be given as to when or if such approvals may be granted or when, if at all, Netcapital will be able to expand the services it offers. As of the date of this Annual Report, Netcapital Securities Inc. has not conducted any business activities

Our limited operating history and the uncertain nature of our future operations and the markets we address or intend to address make predictions of our future results of operations difficult. Our operations may never generate significant revenues, and we may not consistently achieve profitable operations.

Proposed Alternative Trading ("ATS") Relationship

We believe that lack of liquidity is a key issue for investors in private companies in our targeted market. We also recognize that secondary trading of securities in private companies is subject to extensive regulation and oversight. Such regulation and oversight includes, but is not limited to, the need to be a registered broker-dealer that is licensed to operate an ATS, or to partner with an entity that is licensed to do so. In order to try to address what we believe is a large, unmet need, our wholly-owned subsidiary, Netcapital Systems LLC, a Utah limited liability company ("Netcapital UT LLC"), entered into a software license and services agreement on January 2, 2023 (the "Templum License Agreement") with Templum Markets LLC ("Templum"), to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. Templum is a company that provides capital markets infrastructure for trading private equity securities, and operates an ATS with approval in 53 U.S. states and territories for the trading of unregistered or private securities. We are currently working with Templum to design the software required to allow issuers and investors on the Netcapital platform to access the Templum ATS in order to engage in secondary trading of securities in a regulatorily compliant manner. The operation of the Templum ATS, however, remains subject to extensive regulation and oversight. Accordingly, any regulatory delays or objections will result in delays in our ability to launch the proposed platform. While we are currently working with Templum on the design of the required software to enable the access to secondary trading on the Templum ATS, no assurance can be given as to when, or if, we will be able to successfully complete this project in order to enable access to a secondary trading feature beta (testing) version to a closed group of users for testing before any final launch is made to the public, and Templum's approval. Milestones required to launch the platform include, but are not limited to, plug-in of Templum's KYC and AML requirements to enable interested users to directly send to the Templum ATS any KYC/AML information required by Templum for review and approval, as well as the launch of a beta version to a closed group of users. In July 2024, we announced the launch of our beta version for this secondary trading platform and our goal is to offer such secondary trading platform through the Templum ATS to all issuers and investors on the Netcapital funding portal before the end of 2024 subject to compliance with all regulatory requirements, however, we do not know when, or if, this feature will be fully completed and launched, as there are many details that remain to be completed.

The operation of the Templum ATS is subject to extensive regulation and oversight. Accordingly, any regulatory delays or objections will result in delays in our ability to launch the proposed platform. In addition, because we cannot easily switch between operators of secondary trading platforms of this nature, any disruption of or interference, whether due to regulatory issues or natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or other similar events, would impact our operations and may adversely affect the ability of issuers and investors to utilize this platform. There is no obligation for Templum to renew its agreements with us on commercially reasonable terms or at all.

Recent Developments

Nasdaq Delisting Determination

As previously disclosed on a Current Report on Form 8-K filed by the Company on September 1, 2023, the Company received a notification from The Nasdaq Stock Market, LLC ("Nasdaq") notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Specifically, Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until February 28, 2024, to regain compliance with the Rule. Subsequently, on February 29, 2024, Nasdaq determined the Company was eligible for an additional 180 calendar days, or until August 26, 2024, to regain compliance with the Rule. Since then, Nasdaq has determined that as of July 22, 2024, the Company's securities had a closing bid price of $0.10 or less for ten consecutive trading days.1 Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the "Low Priced Stocks Rule").

As a result, on July 23, 2024, Nasdaq delivered written notice to the Company under which it advised the Company that Nasdaq has determined to delist the Company's securities from The Nasdaq Capital Market (the "Nasdaq Letter").

The Company may appeal Nasdaq's determination to a Hearings Panel (the "Panel"), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay any further action pending final resolution of the Hearing Panel or any extension provided by the Panel.

The Company intends to appeal Nasdaq's determination and will timely submit a plan to a hearing panel to regain compliance to the Nasdaq Listing Qualifications Department.

Notwithstanding the Company's intention to request a hearing, there can be no assurance that the Panel will grant the Company any compliance period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on The Nasdaq Capital Market. The Company is monitoring the closing bid price of its common stock and will consider options to regain compliance with Nasdaq's minimum bid price requirement, including effectuating a reverse stock split. On July 24, 2024, the Company's stockholders approved the implementation of a reverse stock split of the Company's common stock at a ratio between 1-for-2 and 1-for-100, inclusive, with the ultimate ratio to be determined by the Company's board of directors in its sole discretion. On September 25, 2024, our Board approved a reverse split ratio of 1-for-70 for the reverse split of the issued shares of our common stock. The Company intends to promptly effectuate a reverse split to regain compliance with Nasdaq Listing Rules related to minimum bid price for its common stock.

May 2024 Warrant Inducement

On May 24, 2024, we entered into inducement offer letter agreements with certain investors that hold certain outstanding Series A-2 warrants to purchase up to an aggregate of 14,320,000 shares of our common stock, originally issued in December 2023 at a reduced exercise price of $0.155 per share in partial consideration for the Company's agreement to issue in a private placement (i) new Series A-3 common stock purchase warrants to purchase up to 14,320,000 shares of our common stock and (ii) new Series A-4 common stock purchase warrants to purchase up to 14,320,000 shares of our common stock for aggregate gross proceeds of approximately $2.2 million from the exercise of the existing warrants, before deducting placement agent fees and other expenses payable by the Company. The Series A-3 Warrants and Series A-4 Warrants are exercisable beginning on the effective dates of stockholder approval of the issuance with such warrants expiring on (i) the five year anniversary of the initial exercise date for the Series A-3 Warrants and (ii) the eighteen month anniversary of the initial exercise date for the Series A-4 Warrants. This transaction closed on May 29, 2024. H.C. Wainwright was the exclusive agent for the transaction for which we paid them a cash fee equal to 7.5% from the exercise of the Series A-2 warrant at the reduced exercise price and a management fee equal to 1.0% of such aggregate gross proceeds. We also issued warrants to designees of H.C. Wainwright to purchase up to 1,074,000 shares of our common stock at an exercise price of $0.1938 per share.

Application for Broker-Dealer License

In May 2024, we announced that our wholly-owned subsidiary, Netcapital Securities Inc. applied for broker-dealer registration with the Financial Industry Regulatory Authority ("FINRA"). We that by having a registered broker-dealer, it will create opportunities to expand revenue base by hosting and generating additional fees from Reg A+ and Reg D offerings on the Netcapital platform;, earning additional fees in connection with offerings that may result from the introduction of clients to other FINRA broker-dealers and expanding our distribution capabilities by leveraging strategic partnerships with other broker-dealers to distribute offerings of issuers that utilize the Netcapital platform to a wider range of investors in order to maximize market penetration and optimize capital raising efforts. Netcapital Securities Inc.'s application to become a registered broker-dealer remains subject to regulatory approval and/or licensing from the Financial Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). No assurance can be given as to when or if such approvals may be granted or when, if at all, Netcapital will be able to expand the services it offers.

Temporary Cessation of our Valuation Business

In April 2024, we determined to cease activities with respect to our valuation business conducted by our subsidiary MSG Development Corp. The person who operated MSG Development Corp. retired in fiscal 2024 due to health reasons and we were unsuccessful in transitioning the valuation consulting work performed by MSG Development Corp. to another person. Consequently, in fiscal 2024, we recorded an impairment loss for the intangible assets associated with our acquisition of MSG. We intend to re-start valuation activities through MSG Development Corp. in the future if we can find and hire the necessary personnel although there is no current timeframe for when we could re-start such activities and we may ultimately never continue such valuation activities.

April 2024 Common Stock Issuance

On April 24, 2024, we issued an aggregate of 681,198 shares of our common stock at a price per share of $0.1324 to Steven Geary, a member of the Company's board of directors, and Paul Riss, a member of the board of directors of Netcapital Funding Portal, Inc. our wholly-owned subsidiary, in consideration of the cancellation of $90.204 in outstanding indebtedness owed to Mr. Geary and Mr. Riss by us. The shares were issued as restricted securities as defined in Rule 144 of the Securities Act of 1933, as amended. We did not receive any proceeds from these issuances.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Results of Operations

Fiscal Year 2024 Compared to Fiscal Year 2023

Our revenues for fiscal 2024 decreased by $3,542,550, or 42%, to $4,951,435, as compared to $8,493,985 reported for fiscal 2023. The decrease in revenues is attributable to decreased revenues from consulting services for equity securities, which recorded a decrease in fees of $3,665,000, or 52% to $3,440,000 in fiscal 2024 as compared to $7,105,000 in fiscal 2023. The components of revenue are as follows:

	April 30, 2024	April 30, 2023
Consulting services for equity securities	$ 3,440,000	$ 7,105,000
Consulting revenue	96,200	455,320
Portal fees	874,368	418,513
Listing fees	442,040	513,960
Portal 1% equity fee	97,700	-
Game website revenue	1,127	1,192
Total	$ 4,951,435	$ 8,493,985

The aggregate decrease of $3,665,000 in consulting services for equity securities in fiscal 2024 occurred because we provided consulting services to only 3 companies in fiscal 2024, as compared to 6 companies in fiscal 2023. We strive to provide more than $1 million worth of consulting services to this type of client, and the average fee that we earned per client in fiscal 2024 and 2023 amounted to $1,146,667 and $1,184,167, respectively. These services are provided by our consulting subsidiary, Netcapital Advisors, Inc. ("Advisors"), and Advisors did not earn any equity securities from consulting work in the fourth quarter of fiscal 2024 or the first quarter of fiscal 2025. However, our subsidiary Netcapital Funding Portal Inc. ("Funding Portal") began charging a fee of 1% of the equity raised by issuers that engage with the Funding Portal and in fiscal 2024, the Funding Portal earned equity securities from 30 clients, with an aggregate value of $97,700, as compared to $0 in fiscal 2023.

Consulting revenue consists of fees earned by two of our subsidiaries, Advisors and MSG Development Corp. ("MSG"). Revenue generated by Advisors decreased by $109,320 to $96,200 in fiscal 2024 from $205,520 in fiscal 2023 and revenues generated by MSG decreased to $0 in fiscal 2024 from $249,800 in fiscal 2023. The person who operated MSG retired in fiscal 2024 due to health reasons and we were unsuccessful in transitioning the valuation consulting work performed by MSG to another person. Consequently, in fiscal 2024, we recorded an impairment loss for the intangible assets associated with our acquisition of MSG. The decrease in consulting fees from Advisors in fiscal 2024 is the result of fewer consulting engagements and personnel cuts.

Revenue from portal fees increased by $455,855, or 109%, in fiscal 2024 to $874,368, from $418,513 in fiscal 2023. Revenue from portal fees consists of a 4.9% fee of the total capital raised by an issuer plus fixed miscellaneous charges for administrative fees, such as a rolling close, or the filing of an amended offering statement. The increase in portal fees is attributable to the increase in the amount of capital raised on the Netcapital funding portal and the increase in the number of issuers that completed an offering. In fiscal 2024 and 2023, the average amount raised in an offering on the Netcapital funding portal was $280,978 and $128,170, respectively. The total number of issuers on the Netcapital funding portal in fiscal 2024 and 2023 that successfully closed an offering was 53 and 50, respectively

Revenue from listing fees decreased by $71,920, or 14%, to $442,040 in fiscal 2024 as compared to $513,960 in fiscal 2023. Listing fees are typically $5,000 per issuer, and they are the first form of revenue earned by our Funding Portal when an issuer signs a contract with us to sell securities on the funding portal. After the listing contract is signed, an issuer typically takes two months before it is ready to launch an offering. Most issuers remain on the funding portal, marketing their offering, for a period of six to nine months.

Our costs of revenues increased by $23,022 or 27%, to $108,060 in fiscal 2024, from $85,038 in fiscal 2023. The increase is attributable to Funding Portal, which experienced an increase in revenues from portal fees of $455,855 in fiscal 2024.

Consulting expenses increased by $20,860, or 4%, to $610,209 for fiscal 2024 from $589,349 reported in the prior fiscal year. The increase is consistent with inflation costs. Consulting expenses are payments for services rendered by non-employees.

Payroll and payroll related expenses increased by $192,150, or 5%, to $3,838,640 in fiscal 2024, as compared to $3,646,490 in fiscal 2023. The increase was attributed to pay increases to keep up with inflation.

General and administrative expenses increased by $1,686,328 or 97%, to $3,427,026 for the year ended April 30, 2024, as compared to $1,740,698 for the prior fiscal year. The primary increase in expenses is attributable to professional fees, which includes costs of attorneys, proxy solicitation, investor relations and stock-based compensation, and an increase in our allowance for doubtful accounts.

Marketing expense increased by $248,289, or approximately 291%, to $333,771 for the year ended April 30, 2024, as compared to $85,482 in fiscal 2023. The increase was to bring awareness to the funding portal operations and the Company to attract new issuers and investors.

Rent expense increased by $1,065, or approximately 1%, to $76,117 for fiscal 2024, as compared to $75,052 in fiscal 2023. The increase was primarily attributed to a new office-space agreement that became effective in the current fiscal year.

Interest expense decreased by $47,852 to $45,990 for the year ended April 30, 2024, as compared to $93,842 for the prior fiscal year. The decrease in interest expense is attributed to a reduction in debt owed to a secured lender that was paid in full during the first quarter of fiscal 2024.

A realized loss of $406,060 was recorded in the year ended April 30, 2023, as compared to no realized losses in the year ended April 30, 2024. The Company sold 606,060 shares of KingsCrowd Inc. in June 2022 for proceeds of $200,000 that had been valued at $606,060 and recorded a realized loss on the sale of the investment of $406,060.

We recognized an unrealized loss in the value of our equity securities of $2,696,135 in fiscal 2024, as compared to an unrealized gain of $1,857,500 in the value of our equity securities in fiscal 2023. The loss in fiscal 2024 was attributable to a decrease in value to $0.16 per share from $1.00 per share for 3,209,685 shares of common stock that we own of KingsCrowd, Inc. The gain in fiscal 2023 resulted from an increase in value of $204,000 for our 110,000 units of MustWatch LLC, from $2.14 per unit to $4.00 per unit, and an increase in value of $1,661,868 in our 710,200 units of ChipBrain LLC, from $0.93 per unit to $4.74 per unit, less an unrealized loss of $8,968 in the value of the 4,000 shares of Vymedic Inc. from $5.00 per share to $2.76 per share.

We recorded an impairment loss of $1,048,430 and $0 in fiscal 2024 and 2023. The loss in fiscal 2024 consists of a reduction in value from $647,264 to $0 for the intangible assets we acquired in the purchase of MSG, and a reduction in value from $401,167 to $0 for the intangible assets we own that are associated with the website 1on1.fans. The person who operated MSG retired due to health reasons during fiscal 2024 and we were unsuccessful in transitioning the valuation consulting work performed by MSG to another person. Consequently, in fiscal 2024, we recorded an impairment loss for the intangible assets associated with our acquisition of MSG. We may continue providing business valuation services in the future, but at this point in time we cannot attribute any value to the assets we purchased. Similarly, the person who was designated to operate our 1on1.fans website left the Company in May 2024, and without his expertise and connections with professional hockey players, we determined the value to be $0.

Liquidity and Capital Resources

As of April 30, 2024, we had cash and cash equivalents of $863,182 and negative working capital of $2,074,163 as compared to cash and cash equivalents of $569,441 and negative working capital of $2,622,670 as of April 30, 2023.

We have been successful in raising capital by completing public offerings of our common stock.

On May 23, 2023, we entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to issue and sell to such investors, in a registered direct offering (the "Offering"), 1,100,000 shares (the "Shares") of the Company's common stock, par value $0.001 per share (the "Common Stock"), at a price of $1.55 per Share, for aggregate gross proceeds of $1,705,000, before deducting the placement agent's fees and other offering expenses payable by the Company. The Offering closed on May 25, 2023. The Shares were offered and issued and sold pursuant to the Company's shelf registration statement on Form S-3 (File 333-267921), filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on October 18, 2022 and declared effective on October 26, 2022.

With the use of proceeds, we paid our secured lender $350,000 in principal plus accrued interest of $17,167.23 to retire all outstanding obligations to the secured lender.

On July 24, 2023 we completed an underwritten public offering of 1,725,000 shares of our common stock, at a price to the public of $0.70 per share for aggregate gross proceeds of $1,207,500, before deducting underwriting discounts and offering expenses payable by us. In conjunction with this offering, we issued the underwriter, and its designees, warrants to purchase 86,250 shares of our common stock at an exercise price of $0.875.

On December 27, 2023, we completed a public offering of (i) 4,800,000 shares of our common stock; (ii) 11,200,000 prefunded warrants to purchase 11,200,000 shares of our common stock; (iii) 16,000,000 Series A-1 warrants to purchase 16,000,000 shares of our common and (iv) 16,000,000 Series A-2 warrants to purchase 16,000,000 shares of our common stock of the Company for gross proceeds of $4 million, before deducting underwriting discounts and offering expenses payable by us. The offering price of each common share and accompanying Series A-1 warrant and Series A-2 warrant was $0.25, and the offering price of each prefunded warrant and accompanying Series A-1 warrant and Series A-2 warrant was $0.249. Each Common Warrant has an exercise price of $0.25 per share. The Series A-1 Common Warrants will expire on February 23, 2029. The Series A-2 Common Warrants will expire August 23, 2025 following the date of Shareholder Approval. We received net proceeds of approximately $3.37 million from this offering, after deducting the estimated offering expenses payable by us, including the placement agent fees. We also issued warrants to designees of the H.C. Wainwright, who served as placement agent for this offering to purchase up to 1,200,000 shares of our common stock, which warrants have substantially the same terms as the Series A-1 warrants and Series A-2 warrants, except that warrants issued to the designees of the placement agent have an exercise price equal to $0.3125 per share and expire on December 27, 2028.

We believe that our existing cash investment balances, our anticipated cash flows from operations and liquidity sources including offering of equity and/or debt securities and/or the sale of equity positions in certain portfolio companies for which we provide marketing and strategic advice may not be sufficient to meet our working capital and expenditure requirements for the next 12 months. Consequently, beginning in November 2023, we laid off some employees, and took other steps to reduce operating expenses. We plan to continue operating with lower fixed overhead amounts and seek to raise money from private placements, public offerings and/or bank financing. Our management has determined, based on its recent history and the negative cash flow from operations, that it is unlikely that its plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. To the extent that funds generated from any private placements, public offerings and/or bank financing, if available, are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. Accordingly, the Company's management has concluded that these conditions raise substantial doubt about our ability to continue as a going concern. There can be no assurance that we will be able to achieve our business plan objectives or be able to achieve or maintain cash-flow-positive operating results. If we are unable to generate adequate funds from operations or raise sufficient additional funds, we may not be able to repay our existing debt, continue to operate our business network, respond to competitive pressures or fund our operations. As a result, we may be required to significantly reduce, reorganize, discontinue or shut down our operations.

Year over Year Changes

Net cash used in operating activities amounted to $4,879,838 in fiscal 2024, as compared to net cash used in operating activities of $4,617,200 in fiscal 2023.

In fiscal 2024, the principal sources of cash from operating activities were an unrealized loss on equity securities of $2,696,135, an impairment loss of $1,048,430 and stock-based compensation of $1,324,917. However, the sources of cash were offset by a net loss of $4,724,817, a receipt of equity in lieu of cash of $3,427,699, changes in deferred taxes of $1,657,000 and an increase in accounts receivable of $293,849.

In fiscal 2023, the primary sources of cash were net income of $2,954,972, changes in deferred taxes of $680,000, a realized loss on the sale of investments of $406,060, a decrease in accounts receivable of $1,039,957 and stock-based compensation of $269,577. However, these items were offset by non-cash revenue from the receipt of equity of $8,110,000, and an unrealized gain on equity securities of $1,857,500.

Net cash used in investing activities in fiscal 2024 consisted of a $20,000 note receivable. Net cash provided by investing activities in fiscal 2023 consisted of proceeds of $200,000 from the sale of 606,060 shares of an investment in KingsCrowd Inc.

For the year ended April 30, 2024, net cash provided by financing activities amounted to $5,193,579, which consisted of proceeds from the sale of common stock of $5,538,611 and proceeds from warrant exercises of $4,968, which were offset by repayment of $350,000 of principal to our secured lender. For the year ended April 30, 2023, net cash provided from financing activities amounted to $4,512,716, which included proceeds from the sale of common stock of $5,570,576, which was offset by a payment of $7,860 for a related party note, and payment of $1,050,000 to a secured lender.

In fiscal 2024 and 2023, there were no expenditures for capital assets. We do not anticipate any capital expenditures in the next fiscal year.

New Accounting Standards

The new accounting pronouncements in Note 1 to our financial statements, which are included in this Report, are incorporated herein by reference thereto.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The most significant estimates include:

- revenue recognition and estimating allowance for doubtful accounts;
- valuation of long-lived assets; and
- valuation of intangible assets.

We continually evaluate our accounting policies and the estimates we use to prepare our financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other sources and assumptions that are believed to be reasonable under the facts and circumstances at the time such estimates are made. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate, or the use of different estimating methods, could have a material impact on our consolidated results of operations or financial condition.

Actual results could differ from those estimates. Significant accounting policies are described in Note 1 to our financial statements, which are included in this Report. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Certain of our accounting policies are deemed "critical", as they require management's highest degree of judgment, estimates and assumptions. The following critical accounting policies are not intended to be a comprehensive list of all of our accounting policies or estimates:

Revenue Recognition

The Company recognizes service revenue from its consulting contracts, funding portal and game website using the five-step model as prescribed by ASC 606:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as, the Company satisfies a performance obligation.

The Company identifies performance obligations in contracts with customers, which primarily are professional services, listing fees on our funding portal, and a portal fee of 4.9% of the money raised on the funding portal. Beginning in fiscal year 2024, the funding portal also receives a fee of 1% of the equity sold by an issuer that utilized the funding portal's services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. The Company usually bills its customers before it provides any services and begins performing services after the first payment is received. Contracts are typically one year or less. For larger contracts, in addition to the initial payment, the Company may allow for progress payments throughout the term of the contract.

Judgments and Estimates

The estimation of variable consideration for each performance obligation requires the Company to make subjective judgments. The Company enters into contracts with customers that regularly include promises to transfer multiple services, such as digital marketing, web-based videos, offering statements, and professional services. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company determines whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

When agreements involve multiple distinct performance obligations, the Company allocates arrangement consideration to all performance obligations at the inception of an arrangement based on the relative standalone selling prices (SSP) of each performance obligation. Where the Company has standalone sales data for its performance obligations which are indicative of the price at which the Company sells a promised service separately to a customer, such data is used to establish SSP. In instances where standalone sales data is not available for a particular performance obligation, the Company estimates SSP by the use of observable market and cost-based inputs. The Company continues to review the factors used to establish list price and will adjust standalone selling price methodologies as necessary on a prospective basis.

Service Revenue

Service revenue from subscriptions to the Company's game website is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the platform is made available to the customer. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. Professional services revenue is recognized over time as the services are rendered.

When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates the amount to reserve for uncollectible amounts based on the aging of the contract balance, current and historical customer trends, and communications with its customers. These reserves are recorded as operating expenses against the contract asset (accounts receivable).

Contract Assets

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current assets in the consolidated balance sheets and will be recognized during the succeeding twelve-month period.

Deferred Revenue

Deferred revenues represent billings or payments received in advance of revenue recognition and is recognized upon transfer of control. Balances consist primarily of annual plan subscription services and professional services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the consolidated balance sheets, with the remainder recorded as other non-current liabilities in the consolidated balance sheets.

Costs to Obtain a Customer Contract

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors.

All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

Remaining Performance Obligations

The Company's subscription terms are typically less than one year. All of the Company's revenues in the years ended April 30, 2024 and 2023, which amounted to $4,951,435 and $8,493,985, respectively, are considered contract revenues. Contract revenue as of April 30, 2024 and 2023, which has not yet been recognized, amounted to $466 and $661, respectively, and is recorded on the balance sheet as deferred revenue. The Company expects to recognize revenue on all of its remaining performance obligations over the next 12 months.

Allowance for Doubtful Accounts

In order to record the Company's accounts receivable at their net realizable value, the Company must assess their collectability. A considerable amount of judgment is required in order to make this assessment, including an analysis of historical bad debts and other adjustments, a review of the aging of the Company's receivables, and the current creditworthiness of the Company's customers. Generally, when a customer account reaches a certain level of delinquency, the Company provides an allowance for the related amount receivable from the customer. The Company writes off the accounts receivable balance from a customer and the related allowance established when it believes it has exhausted all reasonable collection efforts. Net accounts receivable of $134,849 and $1,388,500 were recorded as of April 30, 2024 and 2023, respectively, and an allowance for doubtful accounts of $353,455 and $91,955 was recorded as of April 30, 2023 and 2022, respectively.

Impairment of Long-Lived Assets

Financial Accounting Standards Board ("FASB") authoritative guidance requires that certain assets be reviewed for impairment and, if impaired, remeasured at fair value whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment loss estimates are primarily based upon management's analysis and review of the carrying value of long-lived assets at each balance sheet date, utilizing an undiscounted future cash flow calculation. We recorded an impairment loss $1,048,430 in fiscal 2024. We did not recognize an impairment loss in fiscal 2023.

Investment in Equity Securities

The Company holds investments in equity securities that are within the scope of ASC 321. These securities are typically received as payment for invoices and initially recorded at cost, which represents the fair value of the consideration received at the time of the transaction.

The Company monitors these investments for changes in observable prices from orderly transactions for the identical or similar securities. When observable price changes are identified or an impairment is recognized, the investments are remeasured to fair value, with changes recognized in earnings.

Income Taxes

We estimate the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined that such assets will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carry-forward will be used, the related valuation allowance on such assets is reversed.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Information About Market Risk

We are not subject to fluctuations in interest rates, currency exchange rates or other financial market risks. We have not made any sales, purchases or commitments with foreign entities which would expose us to currency risks.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide information under this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our Consolidated Financial Statements required by this Item are included herein, commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Principal Executive Officer (the "PEO") and Principal Financial Officer (the "PFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in SEC Rule 13a-15(e)) as of April 30, 2024. Based on that evaluation, the PEO and the PFO concluded that, as of April 30, 2024, such controls and procedures were effective.

(b) Management's Assessment of Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f). A system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including the PEO and the PFO, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of April 30, 2024, based on the criteria established in a report entitled "2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" and the interpretive guidance issued by the Commission in Release No. 34-55929. Based on this evaluation, the Company's management has evaluated and concluded that the Company's internal control over financial reporting was effective as of April 30, 2024.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. The Company's registered public accounting firm was not required to issue an attestation on its internal controls over financial reporting pursuant to the rules of the SEC. The Company will continue to evaluate the effectiveness of internal controls and procedures on an ongoing basis.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act) during the quarter ended April 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item regarding our directors, executive officers and corporate governance will be included in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item regarding executive compensation will be included in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item regarding security ownership of certain beneficial owners and management will be included in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED PERSON TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this item regarding certain relationships and related transactions and director independence will be included in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item regarding principal accounting fees and services will be included in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit Number	Description
1.1	Underwriting Agreement incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K dated July 12, 2022.
1.2	Underwriting Agreement dated July 19, 2023 between the Registrant and ThinkEquity LLC, incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K dated July 19, 2023.
2.1	Asset Purchase Agreement dated November 23, 2010 between ValueSetters, Inc. and NetGames.com, incorporated by reference to Exhibit 2.1 to our Form 10/A dated July 25, 2014
2.2	Agreement and Plan of Merger by and Among Netcapital Funding Portal Inc., ValueSetters Inc. and Netcapital Acquisition Vehicle Inc., incorporated by reference to our Current Report on Form 8-K dated August 23, 2020
3.1	Articles of Incorporation filed on April 25, 1984, incorporated by reference to Exhibit 3.1 to our Form 10 dated September 3, 2013
3.2	Amendment to Articles of Incorporation filed on September 7, 1999, incorporated by reference to Exhibit 3.2 to our Form 10 dated September 3, 2013
3.3	Amendment to Articles of Incorporation filed on December 4, 2003, incorporated by reference to Exhibit 3.2 to our Form 10 dated September 3, 2013
3.4	Amendment to Articles of Incorporation filed on April 13, 2015, incorporated by reference to Exhibit 3.1.3 to our Form S-1 dated February 14, 2022
3.5	Amendment to Articles of Incorporation filed on September 29, 2020, incorporated by reference to Exhibit 3.1 to our Form 8-K dated November 5, 2020
3.6	By-Laws of ValueSetters, Inc, incorporated by reference to Exhibit 3.4 to our Form 10 dated September 3, 2013
4.1	Specimen stock certificate evidencing shares of common stock, incorporated by reference to Exhibit 4.1 to our Form S-1/A dated April 8, 2022
4.2	Form of Unsecured Convertible Notes, incorporated by reference to Exhibit 4.3 to our Form S-1 dated February 14, 2022.
4.3	Form of Representative's Warrant incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated July 15, 2022
4.4	Warrant Agent Agreement, dated July 15, 2022 between Netcapital Inc. and Equity Stock Transfer LLC incorporated by reference to our Current Report on Form 8-K dated July 15, 2022
4.5	Form of Public Warrant incorporated by reference to our Current Report on Form 8-K dated July 15, 2022
4.6	Form of Unsecured Convertible Notes incorporated by reference to our Current Report on Form 8-K dated July 15, 2022
4.7	Form of Representative Warrant incorporated by reference to our Current Report on Form 8-K dated December 16, 2022
4.8	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated May 23, 2023
4.9	Form of Representative Warrant incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated July 19, 2023
4.10	Form of Pre-Funded Warrant incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated December 27, 2023.
4.11	Form of Series A-1 Common Warrant incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated December 27, 2023.
4.13	Form of Series A-2 Common Warrant incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K dated December 27, 2023.
4.12	Form of Placement Agent's Warrant incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K dated December 27, 2023.
4.13	Form of New Series A-3 Warrant, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated May 24, 2024.
4.14	Form of New Series A-4 Warrant, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated May 24, 2024.
4.15	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K dated May 24, 2024.

4.16*	Description of capital stock
10.1+	2021 Equity Incentive Plan, filed as Exhibit 4.1 to the registrant's registration statement on Form S-8 on January 27, 2022, and incorporated herein by reference.
10.2+	Employment Agreement with Carole Murko, incorporated by reference to Exhibit 10.12 to our Form S-1 dated February 14, 2022
10.3+	Separation Agreement with Carole Murko, incorporated by reference to Exhibit 10.13 to our Form S-1 dated February 14, 2022
10.4	Form of Note Purchase Agreement, incorporated by reference to Exhibit 10.14 to our Form S-1 dated February 14, 2022
10.5	License Agreement between Netcapital Systems LLC, a Delaware limited liability company, and Netcapital Funding Portal Inc., filed as Exhibit 10.1 to our Current Report on Form 8-K dated April 18, 2022 and filed on June 28, 2022 and incorporated by reference herein.
10.6+	Employment Agreement with Cecilia Lenk, filed as Exhibit 10.2 to our Current Report on Form 8-K dated April 18, 2022 and filed on June 28, 2022 and incorporated by reference herein.
10.7+	Employment Agreement with Coreen Kraysler, filed as Exhibit 10.3 to our Current Report on Form 8-K dated April 18, 2022 and filed on June 28, 2022 and incorporated by reference herein.
10.8+	Employment Agreement with Jason Frishman, filed as Exhibit 10.4 to our Current Report on Form 8-K dated April 18, 2022 and filed on June 28, 2022 and incorporated by reference herein.
10.9+	Netcapital Inc 2023 Omnibus Equity Incentive Plan incorporated by reference to our Current Report on Form 8-K dated January 5, 2023.
10.10+	Employment Agreement with Martin Kay dated January 3, 2023 incorporated by reference to our Current Report on Form 8-K dated January 5, 2023.
10.11+	Form of Stock Option Agreement incorporated by reference to our Current Report on Form 8-K dated January 5, 2023.
10.12	Software License and Services Agreement between Templum, Inc. and Netcapital Systems LLC dated January 2, 2023 incorporated by reference to our Current Report on Form 8-K dated January 6, 2023.
10.13	Form of Securities Purchase Agreement between Netcapital Inc. and certain institutional investors dated May 23, 2023, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated May 23, 2023.
10.14	Form of Securities Purchase Agreement incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated December 27, 2023.
10.15	Stock Purchase Agreement dated April 24, 2024 between Netcapital Inc. and Steven Geary, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated April 24, 2024
10.16	Stock Purchase Agreement dated April 24, 2024 between Netcapital Inc. and Paul Riss incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated April 24, 2024.
10.17	Form of Inducement Letter dated May 24, 2024, incorporated by reference to our Current Report on Form 8-K dated May 24, 2024.
14.1	Code of Ethics, incorporated by reference to Exhibit 14.1 to our Form S-1/A dated April 8, 2022
21.1*	Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)).
31.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)).
32.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Schema
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Label Linkbase
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.
+ Indicates a management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**NETCAPITAL INC**.

Date: July 29, 2024   By: */s/ Martin Kay*
_____
                                                          Martin Kay
                                                          Chief Executive Officer and Director
                                                          (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Martin Kay Martin Kay	Chief Executive Officer and Director (Principal Executive Officer)	July 29, 2024
/s/ Coreen Kraysler Coreen Kraysler	Chief Financial Officer, (Principal Accounting and Financial Officer)	July 29, 2024
/s/ Avi Liss Avi Liss	Director	July 29, 2024
/s/ Cecilia Lenk Cecilia Lenk	Director	July 29, 2024
/s/ Arnold Scott Arnold Scott	Director	July 29, 2024
/s/ Steven Geary Steven Geary	Director	July 29, 2024

-50-

NETCAPITAL INC.
YEARS ENDED APRIL 30, 2024 AND 2023
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Netcapital Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Netcapital Inc. and Subsidiaries ("the Company") as of April 30, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended April 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has an negative working capital, net operating losses, and negative cash flows from operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Investments

Description of the Critical Audit Matter

As discussed in Note 12 to the consolidated financial statements, the Company has investments in several entities which require the Company to initially value based on offering prices that are not considered observable and to periodically evaluate potential impairment by assessing whether the carrying value of the investments exceeds the estimated fair value, or by monitoring observable price changes from orderly transactions to measure estimated fair value. Auditing management's analysis includes tests that are complex and highly judgmental due to the estimation required to determine the fair value of each of the underlying investees. In particular, fair value estimates are sensitive to significant assumptions and factors such as expectations about future market and economic conditions, revenue growth rates, strategic plans, and historical operating results, among others.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures to evaluate management's valuation of investments consisted of the following, among others:

1. Obtain and test management assumptions and analysis, including review of third-party market data, public filings, and funding activities of investee entities.
2. Confirmed investee shares held by the Company, relative ownership percentages, active reported share prices, and the occurrence of additional capital raises involving sales of investee shares.
3. Performed a recalculation of significant inputs used in the valuation for reasonableness.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2017.

Spokane, Washington
July 29, 2024

NETCAPITAL INC.
CONSOLIDATED BALANCE SHEETS

	April 30, 2024	April 30, 2023
Assets:		
Cash and cash equivalents	$ 863,182	$ 569,441
Accounts receivable net	134,849	1,388,500
Note receivable	20,000	-
Interest receivable	1,200	-
Prepaid expenses	23,304	583,030
Total current assets	1,042,535	2,540,971
Deposits	6,300	6,300
Notes receivable - related parties	202,000	202,000
Purchased technology, net	14,733,005	15,875,297
Investment in affiliate	240,080	240,080
Equity securities	25,333,386	22,955,445
Total assets	$ 41,557,306	$ 41,820,093
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable		
Trade	$ 793,325	$ 578,331
Related party	-	75,204
Accrued expenses	310,300	285,065
Stock subscription payable	-	10,000
Deferred revenue	466	661
Interest payable	92,483	98,256
Current taxes payable	-	174,000
Deferred tax liability, net	-	1,657,000
Related party debt	-	15,000
Secured note payable	-	350,000
Current portion of SBA loans	1,885,800	1,885,800
Loan payable - bank	34,324	34,324
Total current liabilities	3,116,698	5,163,641
Long-term liabilities:		
Long-term SBA loans, less current portion	500,000	500,000
Total liabilities	3,616,698	5,663,641
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock, $.001 par value; 900,000,000 shares authorized, 22,880,680 and 6,440,527 shares issued and outstanding	22,880	6,441
Shares to be issued	122,124	183,187
Capital in excess of par value	37,316,041	30,500,944
Retained earnings	479,563	5,465,880
Total stockholders' equity	37,940,608	36,156,452
Total liabilities and stockholders' equity	$ 41,557,306	$ 41,820,093

See Accompanying Notes to the Consolidated Financial Statements

NETCAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended April 30, 2024	Year Ended April 30, 2023
Revenues	$ 4,951,435	$ 8,493,985
Costs of services	108,060	85,038
Gross profit	4,843,375	8,408,947
Costs and expenses:		
Consulting expense	610,209	589,349
Marketing	333,771	85,482
Rent	76,117	75,052
Payroll and payroll related expenses	3,838,640	3,646,490
General and administrative costs	3,427,026	1,740,698
Total costs and expenses	8,285,763	6,137,071
Operating income (loss)	(3,442,388)	2,271,876
Other income (expense):		
Interest expense	(45,990)	(93,842)
Gain on debt conversion	-	224,260
Amortization of intangible assets	(93,862)	(96,407)
Impairment expense	(1,048,430)	-
Other income	1,200	51,645
Unrealized gain (loss) on equity securities	(2,696,135)	1,857,500
Realized loss on sale of investment	-	(406,060)
Total other income (expense)	(3,883,217)	1,537,096
Net income (loss) before taxes	(7,325,605)	3,808,972
Income tax expense (benefit)	(2,339,288)	854,000
Net income (loss)	$ (4,986,317)	$ 2,954,972
Basic earnings (loss) per share	$ (0.41)	$ 0.63
Diluted earnings (loss) per share	$ (0.41)	$ 0.63
Weighted average number of common shares outstanding:		
Basic	12,105,577	4,677,214
Diluted	12,105,577	4,677,464

See Accompanying Notes to the Consolidated Financial Statements

NETCAPITAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended April 30, 2024 and 2023

| | Common Stock | | Shares to Be | Capital in Excess of | Retained | Total |
	Shares	Amount	Issued	Par Value	Earnings	Equity
Balance, April 30, 2022	2,934,344	$ 2,934	$ 244,250	$ 22,479,769	$ 2,510,908	$ 25,237,861
Shares issued for debt conversion	133,333	134	-	379,852	-	379,986
Sale of common stock	1,205,000	1,205	-	3,947,912	-	3,949,117
Vesting of stock options	-	-	-	32,953	-	32,953
Net income for July 31, 2022 quarter	-	-	-	-	64,477	64,477
Balance, July 31, 2022	4,272,677	4,273	244,250	26,840,486	2,575,385	29,664,394
Sale of common stock	2,600	3	-	23,397	-	23,400
Purchase of equity interest	37,500	37	-	366,338	-	366,375
Vesting of stock options	-	-	-	32,953	-	32,953
Net income for Oct. 31, 2022 quarter	-	-	-	-	183,138	183,138
Balance October 31, 2022	4,312,777	4,313	244,250	27,263,174	2,758,523	30,270,260
Sale of common stock	1,434,000	1,434	-	1,620,025	-	1,621,459
Purchase of equity interest	18,750	19	-	171,105	-	171,124
Purchase of intellectual property	300,000	300	-	434,700	-	435,000
Reduction in shares to be issued	6,250	6	(61,063)	61,057	-	-
Vesting of stock options	-	-	-	63,057	-	63,057
Net income for Jan. 31, 2023 quarter	-	-	-	-	1,696,499	1,696,499
Balance January 31, 2023	6,071,777	6,072	183,187	29,613,118	4,455,022	34,257,399
Purchase of equity interest	18,750	19	-	195,233	-	195,252
Vesting of stock options	-	-	-	132,943	-	132,943
Stock-based compensation	350,000	350	-	559,650	-	560,000
Net income Q4	-	-	-	-	1,010,858	1,010,858
Balance April 30, 2023	6,440,527	6,441	183,187	30,500,944	5,465,880	36,156,452
Vesting of stock options	-	-	-	139,371	-	139,371
Stock-based compensation	100,000	100	-	143,900	-	144,000
Sale of common stock	2,825,000	2,825	-	2,272,375	-	2,275,200
Purchase of equity interest	18,750	18	-	183,170	-	183,188
Stock-based settlement	49,855	50	-	58,779	-	58,829
Net loss July 31, 2023 quarter	-	-	-	-	(491,655)	(491,655)
Balance July 31, 2023	9,434,132	9,434	183,187	33,298,539	4,974,225	38,465,385
Vesting of stock options	-	-	-	139,371	-	139,371
Reduction in shares to be issued	6,250	6	(61,063)	61,057	-	-
Purchase of equity interest	18,750	19	-	183,170	-	183,189
Net income October 31, 2023 quarter	-	-	-	-	339,616	339,616
Balance October 31, 2023	9,459,132	9,459	122,124	33,682,137	5,313,841	39,127,561
Vesting of stock options	-	-	-	139,371	-	139,371
Sale of common stock	4,800,000	4,800	-	3,255,639	-	3,260,439
Warrant exercise	2,972,000	2,972	-	-	-	2,972
Net loss January 31, 2024 quarter	-	-	-	-	(2,227,542)	(2,227,542)
Balance January 31, 2024	17,231,132	17,231	122,124	37,077,147	3,086,299	40,302,801
Vesting of stock options	-	-	-	139,371	-	139,371
Stock-based settlement	681,548	681	-	99,523	-	100,204
Warrant exercise	4,968,000	4,968	-	-	-	4,968
Net loss April 30, 2024 quarter	-	-	-	-	(2,606,736)	(2,606,736)
	22,880,680	$ 22,880	$ 122,124	$ 37,316,041	$ 479,563	$ 37,940,608

See Accompanying Notes to the Condensed Consolidated Financial Statements

NETCAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended April 30, 2024	Year Ended April 30, 2023
OPERATING ACTIVITIES		
Net income (loss)	$ (4,986,317)	$ 2,954,972
Adjustment to reconcile net income (loss) to net cash used in operating activities:		
Stock-based compensation	1,324,917	269,577
Receipt of equity in lieu of cash	(3,427,699)	(8,110,000)
Unrealized (gain) loss on equity securities	2,696,135	(1,857,500)
Gain on debt conversion	-	(224,260)
Provision for bad debts	267,500	5,443
Realized loss on investment	-	406,060
Changes in deferred taxes	(1,657,000)	680,000
Amortization of intangible assets	93,862	96,407
Impairment of assets	1,048,430	-
Changes in non-cash working capital balances:		
Accounts receivable	(293,849)	1,039,957
Prepaid expenses	(4,878)	(25,007)
Interest receivable	(1,200)	-
Related party receivable	-	668
Accounts payable and accrued expenses	240,229	97,020
Accounts payable - related party	-	(8,819)
Income taxes payable	(174,000)	174,000
Deferred revenue	(195)	(1,871)
Accrued interest payable	(5,773)	(113,847)
Net cash used in operating activities	(4,879,838)	(4,617,200)
INVESTING ACTIVITIES		
Note receivable	(20,000)	-
Proceeds from sale of investment	-	200,000
Net cash provided by (used in) investing activities	(20,000)	200,000
FINANCING ACTIVITIES		
Payment to secured lender	(350,000)	(1,050,000)
Proceeds from exercise of warrants	4,968	-
Payment of related party note	-	(7,860)
Proceeds from sale of common stock	5,538,611	5,570,576
Net cash provided by financing activities	5,193,579	4,512,716
Net increase in cash	293,741	95,516
Cash and cash equivalents, beginning of the period	569,441	473,925
Cash and cash equivalents, end of the period	$ 863,182	$ 569,441
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$ -	$ -
Cash paid for interest	$ 50,265	$ 207,690
Supplemental Non-Cash Financing Information:		
Common stock issued to pay promissory notes	$ -	$ 266,272
Common stock issued to purchase 10% interest in Caesar Media Group Inc.	$ 366,377	$ 732,751
Common stock issued to pay related party payable	$ 90,204	$ 113,714
Common stock issued as prepaid compensation	$ -	$ 552,329
Common stock issued to purchase intellectual property	$ -	$ 435,000

See Accompanying Notes to the Consolidated Financial Statements

1. Description of Business and Summary of Accounting Principles

Description of Business and Concentrations

Netcapital Inc. ("Netcapital," "we," "our," or the "Company") is a fintech company with a scalable technology platform that allows private companies to raise capital online and provides private equity investment opportunities to investors. The company's consulting group, Netcapital Advisors, provides marketing and strategic advice and takes equity positions in select companies with disruptive technologies. The Netcapital funding portal is registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), a registered national securities association.

The consolidated financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year ends April 30.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of significant intercompany balances and transactions. The wholly owned subsidiaries are Netcapital Funding Portal Inc., an equity-based funding portal registered with the SEC, Netcapital Advisors Inc., which provides marketing and strategic advice to select companies, MSG Development Corp, a business valuation company, which was acquired in November 2021, and Netcapital Securities Inc., which was organized in 2024 and has applied to FINRA to operate as a broker dealer.

Segment Reporting

The Company operates in a single operating segment, which is the provision of fintech services. This determination is based on the following factors:

1. **Centralized Decision-Making**: The Company's Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), makes strategic and resource allocation decisions across all subsidiaries and entities within the Company. This centralized approach ensures that the operations are managed as a single, cohesive unit.

2. **Integrated Operational Ecosystem**: The Company's subsidiaries and entities operate within a unified fintech ecosystem, sharing resources, technology, and objectives. This integration reflects a singular operational framework focused on delivering cohesive fintech solutions.

3. **Uniform Review Process**: The performance of all entities and subsidiaries is reviewed as a whole by the CODM. This holistic review process supports the identification of the Company as a single operating segment rather than discrete financial segments.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

Revenue Recognition under ASC 606

The Company recognizes service revenue from its consulting contracts, funding portal and game website using the five-step model as prescribed by ASC 606:

● Identification of the contract, or contracts, with a customer;
● Identification of the performance obligations in the contract;
● Determination of the transaction price;
● Allocation of the transaction price to the performance obligations in the contract; and
● Recognition of revenue when or as the Company satisfies a performance obligation.

The Company identifies performance obligations in contracts with customers, which primarily are professional services, listing fees on our funding portal, and a portal fee of 4.9% of the money raised on the funding portal. Beginning in fiscal year 2024, the funding portal also receives a fee of 1% of the equity sold by an issuer that utilized the funding portal's services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. The Company usually bills its customers before it provides any services and begins performing services after the first payment is received. Contracts are typically one year or less. For larger contracts, in addition to the initial payment, the Company may allow for progress payments throughout the term of the contract.

Judgments and Estimates

The estimation of variable consideration for each performance obligation requires the Company to make subjective judgments. The Company enters into contracts with customers that regularly include promises to transfer multiple services, such as digital marketing, web-based videos, offering statements, and professional services. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company determines whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

When agreements involve multiple distinct performance obligations, the Company allocates arrangement consideration to all performance obligations at the inception of an arrangement based on the relative standalone selling prices (SSP) of each performance obligation. Where the Company has standalone sales data for its performance obligations which are indicative of the price at which the Company sells a promised service separately to a customer, such data is used to establish SSP. In instances where standalone sales data is not available for a particular performance obligation, the Company estimates SSP by the use of observable market and cost-based inputs. The Company continues to review the factors used to establish list price and will adjust standalone selling price methodologies as necessary on a prospective basis.

Service Revenue

Service revenue from subscriptions to the Company's game website is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the platform is made available to the customer. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. Professional services revenue is recognized over time as the services are rendered.

When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates the amount to reserve for uncollectible amounts based on the aging of the contract balance, current and historical customer trends, and communications with its customers. These reserves are recorded as operating expenses against the contract asset (accounts receivable).

Contract Assets

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current assets in the consolidated balance sheets and will be recognized during the succeeding twelve-month period.

Deferred Revenue

Deferred revenues represent billings or payments received in advance of revenue recognition and is recognized upon transfer of control. Balances consist primarily of annual plan subscription services and professional services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the consolidated balance sheets, with the remainder recorded as other non-current liabilities in the consolidated balance sheets.

Costs to Obtain a Customer Contract

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors.

All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

Remaining Performance Obligations

The Company's subscription terms are typically less than one year. All of the Company's revenues in the years ended April 30, 2024 and 2023, which amounted to $4,951,435 and $8,493,985, respectively, are considered contract revenues. Contract revenue as of April 30, 2024 and 2023, which has not yet been recognized, amounted to $466 and $661, respectively, and is recorded on the balance sheet as deferred revenue. The Company expects to recognize revenue on all of its remaining performance obligations over the next 12 months.

Disaggregation of Revenue

Our revenue is from U.S.-based companies with no notable geographical concentrations in any area. A distinction exists in revenue source; our revenues are either generated online or from personal services.

Revenues disaggregated by revenue source consist of the following:

	Year Ended April 30, 2024		Year Ended April 30, 2023	
Consulting services	$	3,633,900	$	7,560,320
Fees from online services		1,317,536		933,665
Total revenues	$	4,951,436	$	8,493,985

Costs of Services

Costs of services consist of direct costs that we pay to third parties to provide the services that generate revenue.

Earnings Per Share

Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of vested, unrestricted common shares outstanding during the period. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding plus the effect of dilutive potential common shares outstanding during the period using the if-converted method.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2024 and 2023. The Company uses three financial institutions for its cash balances and has maintained cash balances that exceed federally insured limits.

Accounts Receivable

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers, maintaining an allowance for potential credit losses. Accounts receivable are reported net of the allowance for doubtful accounts.

The allowance for doubtful accounts is based on management's estimate of the dollar amount of accounts receivable that will not be collected. This estimate is determined through a detailed review process, which includes several factors:

1. Historical Loss Experience: The Company analyzes its historical write-offs to establish a baseline for expected credit losses.
2. Aging of Receivables: Accounts receivable are categorized based on the age of the outstanding balance. Older balances generally have a higher likelihood of being uncollectible.
3. Customer Creditworthiness: The Company performs credit evaluations on its customers to assess their financial health and payment history.
4. Economic Conditions: Current and forecasted economic conditions are considered, as they may impact the ability of customers to pay their invoices.
5. Industry Trends: Trends and conditions specific to the industry in which the Company operates are evaluated.

Based on management's comprehensive review, the Company recorded an allowance for doubtful accounts of $353,455 and $91,955 as of April 30, 2024 and 2023, respectively.

Notes Receivable

The Company lends money to companies in limited instances, performs ongoing credit evaluations of its notes receivable and establishes an allowance for potential credit losses when appropriate. The methodology for determining the allowance for notes receivable includes:

1. Credit Evaluations: The Company assesses the creditworthiness of the borrower at the inception of the loan and on an ongoing basis.
2. Historical Loss Experience: Historical data on loan defaults is analyzed to estimate potential credit losses.
3. Loan Performance Monitoring: Regular monitoring of loan performance, including payment history and current financial condition of the borrower.
4. Collateral Valuation: If the notes are secured, the Company evaluates the value and condition of the collateral.
5. Economic Conditions: The impact of current and anticipated economic conditions on the borrower's ability to repay the loan.

Adjustments to the allowance are made based on these evaluations.

Intangible Assets

Intangible assets with defined useful lives are generally measured at cost less straight-line amortization. The useful life is determined using the period of the underlying contract or the period of time over which the intangible asset can be expected to be used. Impairments are recognized if the recoverable amount of the asset is lower than the carrying amount. The recoverable amount is the higher of either the fair value less costs to sell or the value in use. The value in use is determined on the basis of future cash inflows and outflows, and the weighted average cost of capital. Intangible assets with indefinite useful lives, such as trade names and trademarks, that have been acquired as part of acquisitions are measured at cost and tested for impairment annually, or if there is an indication that their value has declined.

Impairment of Long-Lived Assets

Authoritative guidance requires that certain assets be reviewed for impairment and, if impaired, remeasured at fair value whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment loss estimates are primarily based upon management's analysis and review of the carrying value of long-lived assets at each balance sheet date, utilizing an undiscounted future cash flow calculation. The Company recorded an impairment loss of $1,048,430 and $0 in fiscal 2024 and 2023.

Stock Subscription Payable

The Company recognizes a stock subscription payable when the Company receives payment from an investor under a stock subscription agreement, and the investor has yet to fulfill all conditions necessary for the issuance of stock, such as providing required information to the transfer agent. A stock subscriptions payable is classified as a liability until the stock is issued or the subscription is otherwise settled. This classification reflects the company's obligation to issue equity to the subscriber upon fulfillment of the remaining conditions. The liability is measured at the cash or fair value of other consideration received, in accordance with the terms of the subscription agreement. The subscribers do not have the right to cancel their subscription once payment is made, which reinforces the non-refundable nature of the subscription payment and the commitment to issue stock once all the conditions of the subscription agreement are met. Upon receipt of all required information from the subscriber, the stock subscriptions payable liability will be settled, and equity will be issued. The issuance of common stock is reflected in the equity section of the Company's balance sheet, and the stock subscriptions payable liability is removed. Stock subscriptions payable amounted to $0 and $10,000 as of April 30, 2024 and 2023, respectively. In fiscal 2024, the Company issued 250 shares of common stock as payment of the $10,000 stock subscription liability.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted stock grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to common stock and capital in excess of par value during the period during which services are rendered.

The Company follows ASC Topic 505-50, formerly EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services," for common stock issued to consultants and other non-employees. These shares of common stock are issued as compensation for services provided to the Company and are accounted for based upon the fair market value of the common stock. The fair value of the equity instrument is charged directly to compensation expense, or to prepaid expenses in instances where stock was issued under a contractual arrangement to a consultant who agreed to provide services over a period of time.

Advertising Expenses

Advertising and marketing expenses are recorded separately in the Consolidated Statements of Operations and are expensed as incurred.

Equity Securities

All investments in equity securities are initially measured at cost. Cost is based upon either the cost of the investment, the fair value of the services provided or the estimated market value of the investment at the time it was acquired, whichever can be more clearly determined.

The Company has elected the measurement alternative for equity securities without readily determinable fair values. Under this alternative, if the Company identifies an observable price change in an orderly transaction for an identical or similar investment of the same issuer, the Company measures the equity security at fair value as of the date that the observable transaction occurred. Any adjustments resulting from observable price changes are recognized in earnings.

The Company monitors these investments for changes in observable prices from orderly transactions and assesses them for impairment. If an equity security is deemed to be impaired, an impairment loss is recognized in earnings, measured as the difference between the investment's cost and its fair value at the impairment assessment date.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to investments, the allowance for doubtful accounts and the calculation of stock-based compensation for the stock options. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 *Financial Instruments-Credit Losses*. The new guidance provides better representation about expected credit losses on financial instruments. This update requires the use of a methodology that reflects expected losses and requires consideration of a broader range of reasonable and supportive information to inform credit loss estimates. This ASU is effective for reporting periods beginning after December 15, 2022. The adoption of this standard did not have a material impact on the Company's financial statements.

In March 2023, the FASB issued ASU 2023-01, which provides additional guidance on the accounting for leasehold improvements associated with leases and clarifies certain lessor transactions. The standard is effective for fiscal years beginning after December 15, 2023. The Company has evaluated the potential impact of this ASU on its financial statements and related disclosures. As the Company does not have any leases, we do not anticipate that the adoption of ASU 2023-01 will have a material impact on our financial position, results of operations, or cash flows.

In June 2022, the FASB issued ASU 2022-03, which clarifies the guidance on the fair value measurement of equity securities that are subject to contractual sale restrictions. The standard provides specific guidance on measuring the fair value of these securities and requires additional disclosures. This ASU is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company has evaluated the impact of ASU 2022-03 and determined that it does not currently hold any equity securities subject to contractual sale restrictions. Therefore, the adoption of this standard is not expected to have a material impact on our financial position, results of operations, or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 2 – Concentrations

For the year ended April 30, 2024, the Company had one customer that constituted 25% of its revenues, a second customer that constituted 22% of its revenues, and a third customer that constituted 22% of its revenues. For the year ended April 30, 2023, the Company had one customer that constituted 25% of its revenues, and four customers that each constituted 14% of its revenues.

Note 3 – Earnings Per Common Share

Net income per common and diluted share were calculated as follows for the year ended April 30, 2024 and 2023:

	Year Ended April 30, 2024	Year Ended April 30, 2023
Net income (loss) attributable to common stockholders – basic	$ (4,986,317)	$ 2,954,972
Adjustments to net income	—	—
Net income (loss) attributable to common stockholders – diluted	$ (4,986,317)	$ 2,954,972
Weighted average common shares outstanding - basic	12,105,577	4,677,214
Effect of dilutive securities	—	250
Weighted average common shares outstanding – diluted	12,105,577	4,677,464
Earnings (loss) per common share - basic	$ (0.41)	$ 0.63
Earnings (loss) per common share - diluted	$ (0.41)	$ 0.63

250 shares of common stock that were issuable pursuant to a stock subscription agreement are included in the calculation of diluted earnings per share for the year ended April 30, 2023.

Outstanding vested warrants to purchase 38,142,932 and 1,469,982 shares of common stock are not included in the calculation of earnings per share for the years ended April 30, 2024 and 2023, respectively, because their effect is anti-dilutive.

Outstanding vested options to purchase 764,219 and 293,625 shares of common stock are not included in the calculation of earnings per share for the years ended April 30, 2024 and 2023, respectively, because their effect is anti-dilutive.

Note 4 – Principal Financing Arrangements

The following table summarizes components debt as of April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023	Interest Rate
Secured lender	$ —	$ 350,000	12.0%
Notes payable – related parties	—	15,000	0.0%
U.S. SBA loan	500,000	500,000	3.75%
U.S. SBA loan	1,885,800	1,885,800	1.0%
Loan payable – bank	34,324	34,324	11.2%
Total Debt	2,420,124	2,785,124	
Less: current portion of long-term debt	1,920,124	2,285,124	
Total long-term debt	$ 500,000	$ 500,000	

As of April 30, 2024 and 2023, the Company owed its principal lender $0 and $350,000, respectively, under an amended loan and security agreement dated July 26, 2014, amended several times thereafter and paid in full in May 2023.

As of April 30, 2024 and 2023, the Company's related-party unsecured notes payable totaled $0 and $15,000, respectively.

The Company owes $34,324 as of April 30, 2024 and 2023 to Chase Bank. For the loan from Chase Bank, the Company pays interest only on a monthly basis, which represents a rate of 11.2% per annum as of April 30, 2024.

On June 17, 2020 the Company borrowed $500,000 (the "June 2020 Loan"), and on February 2, 2021, the Company borrowed $1,885,800 (the "February 2021 Loan") from a U.S. Small Business Administration ("SBA") loan program.

The June 2020 Loan required installment payments of $2,437 monthly, beginning on June 17, 2021, over a term of thirty years. However, the SBA postponed the first installment payment for 18 months, and the first payment became due on December 17, 2022. The monthly payments of $2,437 are first applied to accrued interest payable. The monthly payments will not be applied to any of the outstanding principal balance until 2026. Consequently, the entire loan balance of $500,000 is classified as a long term liability. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. The June 2020 Loan was personally guaranteed by the Company's Chief Financial Officer.

The February 2021 Loan bears interest at a rate of 1% per annum and the due date of the first payment has been postponed by the SBA because the Company has applied for forgiveness of the February 2021 Loan.

As of April 30, 2024, future payments under debt obligations over each of the next five years and thereafter were as follows:

Twelve months ended April 30:	
2025	$ 1,920,124
2026	-
2027	9,837
2028	13,972
2029	14,475
Thereafter	461,716
Minimum future payments of principal	$ 2,420,124

Note 5 – Income Taxes

For fiscal 2023, our income tax expense was $854,000, with an effective tax rate of 22%, Our effective tax rate and the resulting provision for income taxes were impacted by tax benefits related to a net operating loss carryforward of $1.6 million.

For fiscal 2024, we recorded an income tax benefit of $2,339,288, resulting in an effective tax benefit rate of 32%. Included in the income tax benefit is an employee retention credit ("ERC") of $508,292, as provided under the Coronavirus Aid, Relief and Economic Security Act. The ERC is a tax incentive available to the Company for retaining employees during the economic challenges posed by the COVID-19 pandemic.

The Company did not have any material unrecognized tax benefits as of April 30, 2024 and 2023. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended April 30, 2024 and 2023. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending April 30, 2021 through 2024.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of April 30, 2024 and 2023 were as follows:

	2024	2023
Deferred tax assets, net:		
Net operating loss carry forwards	$ 2,532,000	$ -
Impairment loss on assets	298,000	-
Bad debt allowance	103,000	27,000
Stock-based compensation	595,000	433,000
Deferred tax assets	3,528,000	460,000
Deferred tax liability:		
Unrealized gains	(3,395,000)	(2,117,000)
Net deferred tax assets (liabilities)	133,000	(1,657,000)
Valuation allowance	(133,000)	-
Net deferred tax assets (liabilities)	$ —	$ (1,657,000)

The valuation allowance increased to $133,000 as of April 30, 2024 from $0 at April 30, 2023.

Note 6 – Related Party Transactions

Netcapital Systems LLC, a Delaware limited liability company ("Systems DE"), of which Jason Frishman, Founder, owns a 29% interest, owns 1,711,261 shares of common stock, or 7.5% of the Company's 22,880,680 outstanding shares as of April 30, 2024. The company paid Systems DE $175,000 and $430,000 in the years ended April 30, 2024 and 2023, respectively, for use of the software that runs the website www.netcapital.com. and owes Systems DE $20,000 in unpaid invoices as of April 20, 2024. The Company provided professional services to Systems DE in the year ended April 30, 2023 and recorded revenue of $4,660.

Cecilia Lenk, the Chief Executive Officer of Netcapital Advisors Inc., ("Advisors"), our wholly owned subsidiary, is a member of the board of directors of KingsCrowd Inc. As of April 30, 2024 and 2023, the Company owned 3,209,685 shares of KingsCrowd Inc., valued at $513,550 and $3,209,685, respectively.

Cecilia Lenk, the Chief Executive Officer of Advisors is a member of the board of directors of Deuce Drone LLC. As of April 30, 2024 and 2023, the Company owns 2,350,000 membership interest units of Deuce Drone LLC., valued at $2,350,000. The Company has notes receivable aggregating to $152,000 from Deuce Drone LLC as of April 30, 2024 and 2023.

Compensation to officers in the year ended April 30, 2024 consisted of stock-based compensation valued at $369,545 and cash salary of $936,111. Compensation to officers in the year ended April 30, 2023 consisted of stock-based compensation valued at $137,994 and cash salary of $598,077.

Compensation to a related party consultant, John Fanning Jr., son of our CFO, in the years ended April 30, 2024 and 2023 consisted of cash wages of $54,880 and $60,039, respectively. This consultant is also the controlling shareholder of Zelgor Inc. and $33,000 and $66,000 of the Company's revenues in the years ended April 30, 2024 and 2023, respectively, were from Zelgor Inc. As of April 30, 2024 and 2023, the Company owned 1,400,000 shares which are valued at $1,400,000.

As of April 30, 2024 and 2023, the Company has invested $240,080 in an affiliate, 6A Aviation Alaska Consortium, Inc., in conjunction with a land lease in an airport in Alaska. Cecilia Lenk, the Chief Executive Officer of Advisors is also the Chief Executive Officer of 6A Aviation Alaska Consortium, Inc.

We owed Steven Geary, a director, $0 and $31,680 as of April 30, 2024 and 2023, respectively. This obligation was paid in full by the issuance on April 24, 2024 of 239,274 shares of our common stock at a price per share of $0.1324 We owed Paul Riss, a director of our Netcapital Funding Portal Inc., $0 and $58,524, as of April 30, 2024 and 2023. This obligation was paid in full by the issuance on April 24, 2024 of 442,024 shares of our common stock at a price per share of $0.1324

During the year ended April 30, 2023, we paid $12,019 to Paul Riss to retire a note payable of $3,200 and expenses payable of $8,819.

In January 2023 we granted stock options to purchase an aggregate of 1,600,000 shares of our common stock to four related parties as follows: our Chief Executive Officer, Martin Kay, 1,000,000 shares; our Chief Financial Officer, Coreen Kraysler 200,000 shares; our Founder, Jason Frishman, 200,000 shares; and a director of Netcapital Funding Portal, Inc., Paul Riss, 200,000 shares. The options have an exercise price of $1.43, vest monthly on a straight-line basis over a 4-year period and expire in 10 years.

On April 25, 2023, the Company also granted an aggregate of 80,000 options, or 20,000 options each to the following board members: Cecilia Lenk, Avi Liss, Steven Geary and Arnold Scott, to purchase shares of our common stock at an exercise price of $1.40 per share. The options vest monthly on a straight-line basis over a 4-year period and expire in 10 years.

Coreen Kraysler, our Chief Financial Officer, has personally guaranteed a $500,000 promissory note from the U.S. Small Business Administration. The note bears interest at an annual rate of 3.75%, has a 30-year term, and monthly payments of $2,437 began on December 17, 2022.

Note 7 – Stockholders' Equity

The Company is authorized to issue 900,000,000 shares of its common stock, par value $0.001. 22,880,680 and 6,440,527 shares were outstanding as of April 30, 2024 and 2023, respectively.

During the quarter ended July 31, 2022, the Company issued 39,901 shares of common stock with a value of $113,714 to settle a related party payable of $294,054. The Company also issued 93,432 shares of common stock valued at $266,272 to retire $300,000 of convertible promissory notes plus accrued interest of $10,192. The convertible note holders also received warrants to purchase shares of common stock at a per share exercise price of $5.19, that are exercisable immediately, and expire five years from the date of issuance. These equity issuances resulted in a gain from the conversion of debt totaling $224,260, which is recorded as other income in the income statement for the year ended April 30, 2023.

On July 15, 2022, the Company completed an underwritten public offering of 1,205,000 shares of the Company's common stock and warrants to purchase 1,205,000 shares of the Company's common stock at a combined public offering price of $4.15 per share and warrant. The gross proceeds from the offering were $5,000,750 prior to deducting underwriting discounts, commissions, and other offering expenses, which resulted in net proceeds of $3,949,117. The warrants have a per share exercise price of $5.19, are exercisable immediately, and expire five years from the date of issuance.

In addition, the Company granted the underwriter a 45-day option to purchase up to an additional 180,750 shares of common stock and/or up to 180,750 additional warrants to cover over-allotments, if any. In connection with the closing of the offering, the underwriter partially exercised its over-allotment option and purchased an additional 111,300 warrants, and the Company issued an aggregate of 60,250 warrants to 20 individual representatives of the underwriter.

On December 16, 2022 the Company completed an underwritten public offering of 1,247,000 shares of the Company's common stock, at a price to the public of $1.40 per share. Pursuant to the terms of an underwriting agreement, the Company also granted the underwriters a 45-day option to purchase up to an additional 187,000 shares of common stock solely to cover over-allotments, at the same price per share of $1.40, less the underwriting discounts and commissions. In conjunction with this offering, the Company issued the underwriter and its designees warrants to purchase 62,350 shares of our common stock at an exercise price of $1.75. The underwriters exercised their over-allotment option and on January 5, 2023, the Company issued an additional 187,000 shares of its common stock. The Company received net proceeds of $1,621,459 for the issuance of a total of 1,434,000 shares of common stock for both the initial and over-allotment offering. In conjunction with the exercise of the over-allotment, the Company issued the underwriter and its designees warrants to purchase 9,350 shares of our common stock with an exercise price of $1.75.

During the year ended April 30, 2023, in addition to the public offerings, the Company issued 75,000 shares of common stock, valued at $732,751, in conjunction with the purchase of a 10% equity stake in Caesar Media Group, Inc., 300,000 shares of common stock, valued at $435,000 to purchase the website and intellectual property of a real-time video conferencing website, 2,600 shares of common stock in conjunction with a stock subscription agreement with accredited investors, valued at $23,400, and 6,250 shares of common stock in conjunction with an acquisition agreement that requires shares to be issued by the Company.

On January 5, 2023, the Company approved the adoption of the Netcapital Inc. 2023 Omnibus Equity Incentive Plan (the "Plan"), which was subsequently approved by a vote of the shareholders. In January 2023, the Company granted stock options to four individuals to purchase an aggregate of 1,600,000 of the Company's common stock at a price of $1.43 per share and on April 25, 2023 also granted 350,000 stock options under the Plan to employees, consultants, and directors at an exercise price of $1.40 per share. All stock options in the Plan vest monthly on a straight-line basis over a 4-year period and expire in 10 years.

In May 2023, the Company issued 100,000 shares of its common stock, valued at $144,000, in conjunction with a consulting agreement with a business.

On May 23, 2023, the Company entered into securities purchase agreements with certain institutional investors, pursuant to which the Company agreed to issue and sell to such investors, in a registered direct offering (the "May 2023 Offering"), 1,100,000 shares of the Company's common stock, par value $0.001 per share, at a price of $1.55 per Share, for aggregate gross proceeds of $1,705,000, before deducting the placement agent's fees and other offering expenses payable by the Company. The Offering closed on May 25, 2023.

Also, in connection with the May 2023 Offering, on May 23, 2023, the Company entered into a placement agency agreement with ThinkEquity LLC, pursuant to which, the Company issued warrants to purchase up to 55,000 shares of common stock at an exercise price of $1.94, which were issued on May 25, 2023.

In July 2023, the Company issued 49,855 shares of its common stock in consideration of a release from an unrelated third party in conjunction with the settlement of an outstanding debt between such third party and Netcapital Systems LLC.

F-17

On July 24, 2023 the Company completed an underwritten public offering of 1,725,000 shares of the Company's common stock, at a price to the public of $0.70 per share for aggregate gross proceeds of $1,207,500, before deducting underwriting discounts and offering expenses payable by the Company. In conjunction with this offering, the Company issued the underwriter, and its designees, warrants to purchase 86,250 shares of the Company's common stock at an exercise price of $0.875.

On July 31, 2023 and on October 26, 2023, the Company issued 18,750 shares of its common stock in conjunction with the purchase of a 10% interest in Caesar Media Group Inc. October 26, 2023, the Company issued 6,250 shares of its common stock in conjunction with its purchase of MSG Development Corp. ("MSG"), a wholly owned subsidiary. As a result of the issuance to MSG, the equity account for shares to be issued decreased by $61,063 from $183,187 to $122,124. The Company did not receive any proceeds for the issuance of these shares.

On December 27, 2023, the Company completed a public offering of (i) 4,800,000 shares of common stock, par value $0.001 per share, of the Company (the "Common Share"); (ii) 11,200,000 prefunded warrants (the "Prefunded Warrants") to purchase 11,200,000 shares of Common Stock of the Company (the "Prefunded Warrant Shares"); (iii) 16,000,000 Series A-1 warrants (the "Series A-1 Common Warrants") to purchase 16,000,000 shares of Common Stock of the Company (the "Series A-1 Common Warrant Shares") and (iv) 16,000,000 Series A-2 warrants (the "Series A-2 Common Warrants," together with the Series A-1 Warrants, the "Common Warrants") to purchase 16,000,000 shares of Common Stock of the Company (the "Series A-2 Common Warrant Shares," together with the Series A-1 Common Warrants Shares, the "Common Warrant Shares"). The offering price of each Common Share and accompanying Series A-1 Common Warrant and Series A-2 Common Warrant was $0.25, and the offering price of each Prefunded Warrant and accompanying Series A-1 Common Warrant and Series A-2 Common Warrant was $0.249. The Common Shares, Prefunded Warrants, Prefunded Warrant Shares, Series A-1 Common Warrants, Series A-1 Common Warrant Shares, Series A-2 Common Warrants, Series A-2 Common Warrant Shares are collectively referred to as the "Securities."

Each Common Warrant has an exercise price of $0.25 per share. The Common Warrants became exercisable on February 23, 2024. The Series A-1 Common Warrants expire on February 23, 2029. The Series A-2 Common Warrants expire on August 23, 2025. A holder may not exercise any portion of the Common Warrants to the extent the Purchaser would own more than 4.99% of the outstanding Common Stock immediately after exercise. A holder may increase or decrease this percentage with respect to either the Series A-1 Common Warrants or the Series A-2 Common Warrants to a percentage not in excess of 9.99%, except that any such increase shall require at least 61 days' prior notice to the Company.

The Prefunded Warrants were immediately exercisable and may be exercised at a nominal exercise price of $0.001 per share of Common Stock at any time until all of the Prefunded Warrants are exercised in full. A holder may not exercise any portion of the Prefunded Warrants to the extent the Purchaser would own more than 4.99% of the outstanding Common Stock immediately after exercise. The holder may increase or decrease this percentage with respect to Prefunded Warrants to a percentage not in excess of 9.99%, except that any such increase shall require at least 61 days' prior notice to the Company.

As compensation to H.C. Wainwright & Co., LLC as the exclusive placement agent in connection with the offering of the Securities (the "Placement Agent"), the Company paid the Placement Agent a cash fee of 7.5% of the aggregate gross proceeds raised in the offering, plus a management fee equal to 1.0% of the gross proceeds raised in the offering and reimbursement of certain expenses and legal fees. The Company also issued warrants to designees of the Placement Agent (the "Placement Agent Warrants") to purchase up to 1,200,000 shares of Common Stock. The Placement Agent Warrants have substantially the same terms as the Common Warrants, except that the Placement Agent Warrants have an exercise price equal to $0.3125 per share and expire on December 27, 2028.

On January 19, 2024, the Company issued 1,390,000 shares of common stock upon the exercise of Prefunded Warrants and receipt of the exercise price of $1,390. On January 31, 2024, the Company issued 1,582,000 shares of common stock upon the exercise of 1,582,000 Prefunded Warrants and receipt of the exercise price of $1,582.

On February 20, 2024 the Company received a warrant exercise notice of Prefunded Warrants to purchase 1,390,000 Warrant Shares and issued 1,390,000 shares of its common stock upon the receipt of the exercise price of $1,390. On March 8, 2024 the Company received a warrant exercise notice of Prefunded Warrants to purchase 1,390,000 Warrant Shares and issued 1,390,000 shares of its common stock upon the receipt of the exercise price of $1,390.

On March 20, 2024 the Company received a warrant exercise notice of Prefunded Warrants to purchase 1,758,000 Warrant Shares and issued 1,758,000 shares of its common stock upon the receipt of the exercise price of $1,758. On April 2, 2024 the Company received a warrant exercise notice of Prefunded Warrants to purchase 430,000 Warrant Shares and issued 430,000 shares of its common stock upon the receipt of the exercise price of $430,000.

On April 24,2024, the Company issued 239,274 shares of its common stock at a price per share of $0.1324 to pay in full a $31,680 obligation that the Company owed to its director, Steven Geary. On that date, the Company also issued 442,024 shares of its common stock at a price per share of $0.1324 to pay in full a $58,524 obligation that the Company owed to Paul Riss, a director of our subsidiary, Netcapital Funding Portal Inc.

On April 29, 2024, the Company issued 250 shares of its common stock to fulfill a stock subscription payable of $10,000.

The following tables summarize information about warrants outstanding as of April 30, 2024 and 2023:

Range of Exercise Prices	Warrants Outstanding			Warrants Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
As of April 30, 2024					
$1.75 - $5.19	38,142,932	3.06	$ 0.43	38,142,932	$ 0.43
As of April 30, 2023					
$1.75 - $5.19	1,541,682	4.25	$ 5.03	1,469,982	$ 5.19

	Number of Shares	Exercise Price Per Share		Average Exercise Price
Outstanding May 1, 2022	—	—	$	—
Issued during year ended April 30, 2023	1,541,682	$ 1.75 - $5.19	$	5.03
Exercised/canceled during year ended April 30, 2023	—	—	$	—
Outstanding April 30, 2023	1,541,682	$ 1.75 - $5.19	$	5.03
Issued during year ended April 30, 2024	44,541,250	$ 0.001 - $5.19	$	5.03
Exercised/canceled during year ended April 30, 2024	(7,940,000)	—	$	—
Warrants outstanding April 30, 2024	38,142,932	$ 0.001 - $5.19	$	0.43
Warrants exercisable, April 30, 2024	38,142,932	$ 0.001 - 5.19	$	0.43

Note 8 – Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Cash and cash equivalents, accounts receivable, and accounts payable

In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Financial assets measured at fair value on a recurring basis are summarized below as of April 30, 2024 and 2023:

	Level 1		Level 2		Level 3		Total	
April 30, 2024								
Equity securities at fair value	$	—	$	25,333,386	$	—	$	25,333,386
April 30, 2023								
Equity securities at fair value	$	—	$	22,955,445	$	—	$	22,955,445

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Note 9 – Stock-Based Compensation Plans

In addition to cash payments, the Company enters agreements to issue common stock and options to purchase common stock, and records the applicable non-cash expense in accordance with the authoritative guidance of the Financial Accounting Standards Board.

For the years ended April 30, 2024 and 2023, stock-based compensation expense amounted to $1,324,917 and $269,577, respectively.

The table below presents the components of compensation expense for the issuance of shares of common stock and stock options to employees and consultants for the years ended April 30, 2024 and 2023.

Stock-based compensation expense	Year Ended April 30, 2024		Year Ended April 30, 2023	
Chief Executive Officer	$	249,972	$	81,309
Chief Financial Officer		57,240		25,927
Chief Executive Officer, Advisors		5,093		4,833
Founder		57,240		25,927
Marketing consultant		144,000		—
Marketing consultant		58,829		—
Employee and consultant options		187,939		131,581
Business consultant		564,604		—
Total stock-based compensation expense	$	1,324,917	$	269,577

The following tables summarize information about stock options outstanding as of April 30, 2024 and 2023:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
As of April 30, 2024					
$1.40 - $10.50	2,078,500	8.65	$ 2.24	764,219	$ 3.23
As of April 30, 2023					
$1.40 - $10.50	2,202,000	9.63	$ 2.46	294,333	$ 3.69

	Number of Shares	Exercise Price Per Share	Average Exercise Price
Outstanding April 30, 2022	271,000	$ 10.50 - $10.50	$ 10.50
Issued during year ended April 30, 2023	1,950,000	$ 1.40 - $1.43	$ 1.42
Exercised/canceled during year ended April 30, 2023	(19,000)	$ 10.50 - $10.50	$ 10.50
Options outstanding April 30, 2023	2,202,000	$ 1.40 - $10.50	$ 2.46
Issued during year ended April 30, 2024	-	$ 1.40 - $1.43	$ 1.42
Exercised/canceled during year ended April 30, 2024	(123,500)	$ 10.50 - $10.50	$ 10.50
Options outstanding April 30, 2024	2,078,500	$ 1.40 - $10.50	$ 2.24
Options exercisable, April 30, 2024	764,219	$ 1.40 - $10.50	$ 3.23

Note 10 – Deposits and Commitments

We utilize an office at 1 Lincoln Street in Boston, Massachusetts. We currently pay a membership fee of approximately $6,400 a month, under a virtual office agreement that expires in March 2025 and includes a deposit of $6,300.

Note 11 – Intangible Assets

Intangible assets with defined useful lives are generally measured at cost less straight-line amortization. The useful life is determined using the period of the underlying contract or the period of time over which the intangible asset can be expected to be used. The Netcapital Funding Portal acquired brand of $532,118 is subject to amortization over a 15 year period. The acquired users valued at $14,271,836 have an indefinite life. Impairments are recognized if the recoverable amount of the asset is lower than the carrying amount. The recoverable amount is the higher of either the fair value less costs to sell or the value in use. The value in use is determined on the basis of future cash inflows and outflows, and the weighted average cost of capital. Intangible assets with indefinite useful lives, such as trade names and trademarks, that have been acquired as part of acquisitions are measured at cost and tested for impairment annually, or if there is an indication that their value has declined. As of April 30, 2024, the Company determined that the intangible assets associated with its acquisition of MSG Development Corp. and a website that focused on booking live video calls with retired professional hockey players was impaired, and the Company recorded an impairment expense of $1,048,430 for the year ended April 30, 2024.

The following table sets forth the major categories of the intangible assts as of April 30, 2024 and 2023.

	April 30, 2024	April 30, 2023
Acquired users	$ 14,271,836	$ 14,288,695
Acquired brand	532,118	583,429
Acquired IP and Website	-	435,000
Professional practice	-	556,830
Literary works and contracts	-	107,750
Total intangible assets	14,803,954	15,971,704
Less: accumulated amortization	70,949	96,407
Net intangible assets	$ 14,733,005	$ 15,875,297

As of April 30, 2024, the weighted average remaining useful life for acquired brand is 13 years. Accumulated amortization amounted to $70,949 as of April 30, 2024 resulting in net intangible assets of $14,733,005.

Note 12 – Investments

Beginning in fiscal 2024, the Company's funding portal charges issuers a fee of 1% of the equity securities sold on the funding portal, along with a fee of 4.9% of the cash proceeds from the sale of these securities. The value of the 1% equity fee ranged from $117, from an issuer that raised approximately $11,700, to $44,945 from an issuer that raised approximately $4,494,500. As of April 30, 2024, the Company received equity securities from 30 issuers, valued at a total of $97,700, which resulted in non-cash revenue of $97,700 for the year ended April 30, 2024.

In March 2024, the Company received 2,440,000 units of StockText LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.50 per unit based on a sales price of $0.50 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,220,000. As of April 30, 2024, the Company owned 2,440,000 units which are valued at $1,220,000.

In March 2024, the Company received 2,816,154 units of Fantize LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.39 per unit based on a sales price of $0.39 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,110,000. As of April 30, 2024, the Company owned 2,816,154 units which are valued at $1,110,000.

In February 2024, the Company received 2,816,154 units of AceHedge LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.39 per unit based on a sales price of $0.39 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,110,000. As of April 30, 2024, the Company owned 2,816,154 units which are valued at $1,110,000.

In May 2023, the Company received 2,853,659 units of RealWorld LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.41 per unit based on a sales price of $0.41 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,170,000. As of April 30, 2024, the Company owned 2,853,659 units which are valued at $1,170,000.

In April 2023, the Company received 2,853,659 units of HeadFarm LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.41 per unit based on a sales price of $0.41 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,170,000. As of April 30, 2024 and 2023, the Company owned 2,853,659 units which are valued at $1,170,000.

In April 2023, the Company received 2,853,659 units of CupCrew LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.41 per unit based on a sales price of $0.41 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,170,000. As of April 30, 2024 and 2023, the Company owned 2,853,659 units which are valued at $1,170,000.

In April 2023, the Company received 2,853,659 units of CountSharp LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.41 per unit based on a sales price of $0.41 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,170,000. As of April 30, 2024 and 2023, the Company owned 2,853,659 units which are valued at $1,170,000.

In January 2023, the Company received 2,100,000 units of Dark LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $1.00 per unit based on a sales price of $1.00 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $2,100,000. As of April 30, 2024 and 2023, the Company owned 2,100,000 units which are valued at $2,100,000.

In August 2022, the Company received 1,911,765 units of NetWire LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.68 per unit based on a sales price of $0.68 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,300,000. As of April 30, 2024 and 2023, the Company owned 1,911,765 units which are valued at $1,300,000.

In May 2022, the Company received 1,764,706 units of Reper LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.68 per unit based on a sales price of $0.68 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,200,000. As of April 30, 2024 and 2023, the Company owned 1,764,706 units which are valued at $1,200,000.

In April 2022, the Company received 3,000,000 units of Cust Corp. as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.40 per unit based on a sales price of $0.40 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $1,200,000. As of April 30, 2024 and 2023, the Company owned 3,000,000 units which are valued at $1,200,000.

In January 2022, the Company received 1,700,000 units of ScanHash LLC as a payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.25 per unit based on a sales price of $0.25 per unit on an online funding portal. The receipt of the units satisfied $425,000 of an accounts receivable balance. As of April 30, 2024 and 2023, the Company owned 1,700,000 units which are valued at $425,000.

In January 2022, the Company received 2,850,000 units of Hiveskill LLC as payment for services rendered in conjunction with a crowdfunding offering. The units are valued at $0.25 per unit based on a sales price of $0.25 per unit on an online funding portal. The receipt of the units satisfied an accounts receivable balance of $712,500. As of April 30, 2024 and 2023, the Company owned 2,850,000 units which are valued at $712,500.

In fiscal 2022, the Company purchased a 10% interest, or 400 shares of common stock, in Caesar Media Group Inc. ("Caesar") for an initial purchase price of 50,000 shares of the Company's common stock, valued at $500,000. Caesar is a marketing and technology solutions provider. The purchase agreement included additional contractual requirements for the Company and Caesar, including the issuance of an additional 150,000 shares of common stock of the Company over a two-year period, which have all been issued as of October 31, 2023. As of April 30, 2024, there have been no observable price changes in the value of the Caesar's common stock and the Company has valued its ownership in Caesar at cost, which amounted to $1,999,128 as of April 30, 2024, and $1,632,752 as of April 30, 2023.

In May 2020, the Company entered a consulting contract with Watch Party LLC ("WP"), which allowed the Company to receive 110,000 membership interest units of WP in return for consulting services. The Company earned 97,500 membership interest units in the quarter ended July 31, 2020. The WP units are valued at $2.14 per unit based on a sales price of $2.14 per unit on an online funding portal. As of April 30, 2024 and 2023, the Company owned 110,000 WP units, which are valued at $440,000.

In May 2020, the Company entered a consulting contract with ChipBrain LLC ("Chip"), which allowed the Company to receive 710,200 membership interest units of Chip in return for consulting services. The Chip units were initially valued at $0.93 per unit based on a sales price of $0.93 per unit on an online funding portal. Subsequently, Chip sold identical units for $2.40 per unit, and as of April 30, 2024 and 2023, the 710,200 units owned by the Company are valued at $3,366,348.

In May 2020, the Company entered a consulting contract with a related party, Zelgor Inc. ("Zelgor"), which allowed the Company to receive 1,400,000 shares of common stock of Zelgor in return for consulting services. The Zelgor shares are valued at $1.00 per share based on a sales price of $1.00 per share on an online funding portal. As of April 30, 2024 and 2023, the Company owned 1,400,000 shares which are valued at $1,400,000.

On January 2, 2020, the Company entered a consulting contract with Deuce Drone LLC ("Drone"), which allowed the Company to receive 2,350,000 membership interest units of Drone in return for consulting services. The Drone units were originally valued at $0.35 per unit based on a sales price of $0.35 per unit when the units were earned, or $822,500. Drone subsequently sold identical Drone units for $1.00 per unit on an online funding portal and as of April 30, 2024 and 2023, the units owned by the Company are valued at $2,350,000.

In August 2019, the Company entered into a consulting contract with KingsCrowd LLC ("KingsCrowd"), which allowed the Company to receive 300,000 membership interest units of KingsCrowd in return for consulting services. The KingsCrowd units were valued at $1.80 per unit based on a sales price of $1.80 per unit when the units were earned, or $540,000. In December 2020, KingsCrowd converted from a limited liability company to a corporation to facilitate raising capital under Regulation A. KingsCrowd filed a Form 1-A Offering Statement under the Securities Act of 1933 and sold shares at $1.00 per share. In connection with the conversion to a corporation, each membership interest unit converted into 12.71915 shares of common stock. The Company sold 606,060 shares of KingsCrowd in June 2022 for proceeds of $200,000 and recorded a realized loss on the sale of the investment of $406,060. KingsCrowd filed a post qualification offering circular amendment on July 21, 2022 and continued to sell shares of common stock to the public for $1.00 per share. On March 1, 2024, KingsCrowd filed a Form 1-SA that disclosed it had sold shares of common stock at a price of $0.16 per share and on March 5, 2024, KingsCrowd filed a Form C offering shares of its common stock for sale at a price of $0.16 per share. The Company noted this observable price change and consequently record an unrealized loss on equity securities of $2,696,135 for the year ended April 30, 2024. As of April 30, 2024 and 2023, the Company owned 3,209,685 shares of KingsCrowd valued at $513,550 and $3,209,685, respectively.

During fiscal 2019, the Company entered a consulting contract with Systems DE, which allowed the Company to receive up to 1,000 membership interest units of Systems DE in return for consulting services. The Company earned all 1,000 Systems DE units but sold a portion of the units in fiscal 2020 at a sales price of $91.15 per unit. As of April 30, 2024 and 2023, the Company owned 528 Systems DE, at a value of $48,128.

In July 2020 the Company entered a consulting agreement with Vymedic, Inc. for a $40,000 fee over a 5-month period. Half the fee was payable in stock and half was payable in cash. As of April 30, 2024 and 2023, the Company owned 4,000 units, at a value of $11,032.

In August 2020 the Company entered a consulting agreement with C-Reveal Therapeutics LLC ("CRT"). for a $120,000 fee over a 12-month period. $50,000 of the fee was payable in CRT units. As of April 30, 2024 and 2023, the Company owned 5,000 units, at a value of $50,000.

The following table summarizes the components of investments as of April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023
Systems DE	$ 48,128	$ 48,128
MustWatch LLC	440,000	440,000
Zelgor Inc.	1,400,000	1,400,000
ChipBrain LLC	3,366,348	3,366,348
Vymedic Inc.	11,032	11,032
C-Reveal Therapeutics LLC	50,000	50,000
Deuce Drone LLC	2,350,000	2,350,000
Hiveskill LLC	712,500	712,500
ScanHash LLC	425,000	425,000
Caesar Media Group Inc.	1,999,128	1,632,752
Cust Corp.	1,200,000	1,200,000
Kingscrowd Inc.	513,550	3,209,685
Reper LLC	1,200,000	1,200,000
Dark LLC	2,100,000	2,100,000
Netwire LLC	1,300,000	1,300,000
CountSharp LLC	1,170,000	1,170,000
CupCrew LLC	1,170,000	1,170,000
HeadFarm LLC	1,170,000	1,170,000
RealWorld LLC	1,170,000	—
Acehedge LLC	1,110,000	—
Fantize LLC	1,110,000	—
StockText LLC	1,220,000	—
30 issuers that paid a 1% equity fee to the funding portal	97,700	—
Total	$ 25,333,386	$ 22,955,445

The above investments in equity securities are within the scope of ASC 321. The Company monitors the investments for any changes in observable prices from orderly transactions. All investments are initially measured at cost and evaluated for changes in estimated fair value.

In accordance with ASC 321, the Company uses the measurement alternative for equity securities without readily determinable fair values. The table below summarizes the annual and cumulative adjustments for these investments. The Company evaluates these investments for impairment and adjusts their carrying amounts based on observable price changes in orderly transactions for identical or similar investments of the same issuer.

	Original Cost	Value at April 30, 2024	Value at April 30, 2023	Annual Adjustment 2024	Annual Adjustment 2023	Cumulative Adjustment
Systems DE	$ 234,080	$ 48,128	$ 48,128	$ -	$ -	$ (185,952)
MustWatch LLC	235,400	440,000	440,000	-	204,600	204,600
Zelgor Inc.	1,400,000	1,400,000	1,400,000	-	-	-
ChipBrain LLC	660,486	3,366,348	3,366,348	-	1,661,868	2,705,862
Vymedic Inc.	20,000	11,032	11,032	-	(8,968)	(8,986)
C-Reveal Therapeutics LLC	50,000	50,000	50,000	-	-	-
Deuce Drone LLC	822,500	2,350,000	2,350,000	-	-	1,527,500
Hiveskill LLC	712,500	712,500	712,500	-	-	-
ScanHash LLC	425,000	425,000	425,000	-	-	-
Caesar Media Group Inc.	1,999,128	1,999,128	1,632,752	-	-	-
Cust Corp.	1,200,000	1,200,000	1,200,000	-	-	-
Kingscrowd Inc.	454,231	513,550	3,209,685	(2,696,135)	-	59,319
Reper LLC	1,200,000	1,200,000	1,200,000	-	-	-
Dark LLC	2,100,000	2,100,000	2,100,000	-	-	-
Netwire LLC	1,300,000	1,300,000	1,300,000	-	-	-
CountSharp LLC	1,170,000	1,170,000	1,170,000	-	-	-
CupCrew LLC	1,170,000	1,170,000	1,170,000	-	-	-
HeadFarm LLC	1,170,000	1,170,000	1,170,000	-	-	-
RealWorld LLC	1,170,000	1,170,000	-	-	-	-
Acehedge LLC	1,110,000	1,110,000	-	-	-	-
Fantize LLC	1,110,000	1,110,000	-	-	-	-
StockText LLC	1,220,000	1,220,000	-	-	-	-
30 Issuers as a group	97,700	97,700	-	-	-	-
	$ 21,031,025	$ 25,333,386	$ 22,955,445	$ (2,696,135)	$ 1,857,500	$ 4,302,361

Note 13 – Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, as of April 30, 2024, the Company had negative working capital of $2,074,163 and for the year ended April 30 2024, the Company had an operating loss of $3,442,388 and net cash used in operating activities amounted to $4,879,838.

There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. The Company has recently reduced its operating expenses and has turned its focus to its funding portal business, which generates cash revenues and has seen a growth in revenues on a year-to-year basis. The Company seeks to operate with lower fixed overhead amounts and plans to raise money from private placements, public offerings and/or bank financing. The Company's management has determined, based on its recent history and the negative cash flow from operations, that it is unlikely that its plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. To the extent that funds generated from any private placements, public offerings and/or bank financing, if available, are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, the Company's management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve its business plan objectives or be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to operate its business network, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 14 – Subsequent Events

The Company evaluated subsequent events through the date these financial statements were available to be issued.

On May 24, 2024, the Company' board of directors (the "Board") approved an amendment to its articles of incorporation, as amended, to effect a reverse split of the issued shares of our common stock at a ratio that is not less than 1-for-2 and not greater than 1-for-100, without reducing the authorized number of shares of its common stock, with the exact ratio to be selected by the Board in its discretion, and to be effected, if at all, in the sole discretion of the Board, which amendment to our articles of incorporation and reverse split are subject to approval by the Company's shareholders The Company's shareholders approved the reverse split proposal at a special meeting of shareholders on July 25, 2024. The primary purpose of this proposal was to regain compliance with Nasdaq Listing Rules related to minimum bid price for the Company's common stock. On July 25, 2024, our Board approved a reverse split ratio of 1-for-70 for the reverse split of the issued shares of our common stock.

On May 24, 2024, the Company entered inducement offer letter agreements (the "Inducement Letters") with certain investors (the "Participating Holders") that held certain outstanding Series A-2 warrants to purchase up to an aggregate of 14,320,000 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), originally issued to the Participating Investors on December 27, 2023 (the "Existing Warrants"). The Series A-2 Warrants had an exercise price of $0.25 per share.

Pursuant to the Inducement Letters, the Participating Investors agreed to exercise for cash the Existing Warrants at a reduced exercise price of $0.155 per share in partial consideration for the Company's agreement to issue in a private placement (x) new Series A-3 Common Stock purchase warrants (the "New Series A-3 Warrants") to purchase up to 14,320,000 shares of Common Stock (the "New Series A-3 Warrant Shares") and (y) new Series A-4 Common Stock Purchase Warrants (the "New Series A-4 Warrants" and, together with the New Series A-3Warrants, the "New Warrants") to purchase up to 14,320,000 shares of Common Stock (the "New Series A-4 Warrant Shares" and, together with the New Series A-3 Warrant Shares, the "New Warrant Shares"). The New Warrants are exercisable beginning on the effective dates of stockholder approval of the issuance of the New Warrants and the New Warrant Shares (the "Initial Exercise Date") with such warrants expiring on (i) the five year anniversary of the Initial Exercise Date for the Series A-3 Warrants and (ii) the eighteen month anniversary of the Initial Exercise Date for the Series A-4 Warrants.

The closing of the transactions contemplated pursuant to the Inducement Letters occurred on May 29, 2024. The Company received aggregate gross proceeds of $2,219,600 from the exercise of the Existing Warrants by the Holders, before deducting placement agent fees and other expenses payable by the Company. The Company intends to use the net proceeds for general corporate purposes.

The Company engaged H.C. Wainwright & Co., LLC ("H.C. Wainwright") to act as its exclusive agent in connection with the transactions summarized above and paid H.C. Wainwright a cash fee equal to 7.5% of the aggregate gross proceeds from the exercise of the Existing Warrants at the reduced exercise price. In addition, the Company (i) reimbursed H.C. Wainwright for $50,000 of the fees and expenses of H.C. Wainwright's legal counsel and other of its out-of-pocket expenses, and (ii) reimbursed H.C. Wainwright for its non-accountable expenses in the amount of $25,000. The Company also issued to H.C. Wainwright or its designees placement agent warrants (the "Placement Agent Warrants") to purchase up to 2,148,000 shares of Common Stock. The Placement Agent Warrants have the same terms as the New Warrants, except that the Placement Agent Warrants have an exercise price equal to $0.19375 per share and expire on May 29, 2024.

In addition to the 14,320,000 shares issued in conjunction with the Inducement Letters, in May 2024 the Company also issued 3,260,000 shares of Common Stock and received cash proceeds of $3,260, for the exercise of two prefunded warrants. On June 11, 2024, the Company issued 80,000 shares of its Common Stock and received cash proceeds of $12,400, in conjunction with the exercise of a Series A-2 warrant.

In July 2024, we announced the launch of our beta version of a secondary trading platform through the Templum ATS to a closed group of users. This secondary trading platform has been designed to provide investors who purchase stock through the Netcapital funding portal with the potential for secondary trading through access to the Templum ATS.

There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

Exhibit 4.16

DESCRIPTION OF CAPITAL STOCK

General

Our articles of incorporation authorize the issuance of up to 900,000,000 shares of common stock, par value of $0.001 per share.

As of July 29, 2024, there were 40,540,680 shares of our common stock outstanding.

The following description is only a summary. You should also refer to our articles of incorporation and bylaws, both of which incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit forms a part.

Common Stock

The holders of shares of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive ratably such dividends, if any, as may be declared by our Board out of legally available funds; however, the current policy of our Board is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock will have no preemptive rights.

Warrants

As of July 29, 2024, we have warrants to purchase up to 20,562,932 shares of our common stock issued and outstanding at an exercise price of $0.61 per share.

Options

As of July 29, 2024, we have options to purchase 2,078,500 shares of our common stock issued and outstanding at a weighted average exercise price of $2.24 per share.

Anti-Takeover Effects of Utah Law and Our Articles of Incorporation and Bylaws

The provisions of Utah law, our articles of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Articles of Incorporation and Bylaw Provisions

Our articles of incorporation and our bylaws include several provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

- Board of directors' vacancies. Our articles of incorporation and bylaws provide that newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor. In addition, the number of directors constituting our Board is permitted to be set only by a resolution adopted by our Board. These provisions prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board but promotes continuity of management.

- *Special meeting of stockholders.* Our bylaws provide that special meetings of our stockholders may be called only by our president or any two directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

- *No cumulative voting.* The Utah Business Corporation Act provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's articles of incorporation provide otherwise. Our articles of incorporation do not provide for cumulative voting.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, please see the section titled "*Management—Limitation of Liability and Indemnification.*"

Transfer Agent

The transfer agent and registrar for our common stock is Equity Stock Transfer LLC with its business address at 237 W 37th Street, Suite 602, New York, NY 10018. Its telephone number is (212) 575-5757 and its email address is info@equitystock.com.

Exhibit 21.1

LIST OF SUBSIDIARIES

As of the date of this Annual Report, Netcapital, Inc. has the following subsidiaries:

1. Netcapital Advisors, Inc., a Delaware corporation;
2. MSG Development Corp., an Arizona corporation;
3. Netcapital Systems, LLC, a Utah limited liability company;
4. Netcapital Securities Inc, a Delaware corporation
5. Netcapital Funding Portal Inc., a Delaware corporation (and wholly owned subsidiary of Netcapital Systems, LLC, a Utah limited liability company)

Exhibit 23.1



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements to Form S-8 (File No. 333-271120, 333-262373 and 333-279193) in the Registration Statement on Form S-3 (File No. 333-267921) and in the Registration Statement on Form S-1 (File No. 333-275210) of our audit report dated July 29, 2024, with respect to the consolidated balance sheets of Netcapital Inc. as of April 30, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended April 30, 2024. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading "Experts" in each of the Registration Statement on Form S-3 and the Registration Statement on Form S-1.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
Spokane, Washington
July 29, 2024

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Martin Kay, certify that:

1. I have reviewed this annual report on Form 10-K of Netcapital Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financing reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 29, 2024

By: */s/ Martin Kay*
Martin Kay
Principal Executive Officer,
Netcapital Inc.

EXHIBIT 31.2

AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Coreen Kraysler, certify that:

1. I have reviewed this annual report on Form 10-K of Netcapital Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financing reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 29, 2024

By: */s/ Coreen Kraysler*
Coreen Kraysler
Principal Financial Officer and
Principal Accounting Officer
Netcapital Inc.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Netcapital Inc. (the "Company"), on Form 10-K for the year ended April 30, 2024, as filed with the U.S. Securities and Exchange Commission on the date hereof, I, Cecilia Lenk, Principal Executive Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) Such Annual Report on Form 10-K for the year ended April 30, 2024, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in such Annual Report on Form 10-K for the year ended April 30, 2024, fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 29, 2024

By: */s/ Martin Kay*

Martin Kay
Principal Executive Officer,
Netcapital Inc.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Netcaptial Inc. (the "Company"), on Form 10-K for the year ended April 30, 2024, as filed with the U.S. Securities and Exchange Commission on the date hereof, I, Coreen Kraysler, Principal Financial Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(3) Such Annual Report on Form 10-K for the year ended April 30, 2024, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) The information contained in such Annual Report on Form 10-K for the year ended April 30, 2024, fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 29, 2024   By: */s/ Coreen Kraysler*
                                                                      Coreen Kraysler
                                                                      Principal Financial Officer and
                                                                      Principal Accounting Officer
                                                                      Netcapital Inc.

EXHIBIT 97.1

NETCAPITAL INC.

CLAWBACK POLICY

I. <u>Purpose and Scope</u>

The Board of Directors (the "**Board**") of Netcapital Inc. (the "**Company**") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this Clawback Policy (this "**Policy**"), which provides for the recovery of erroneously awarded Compensation in the event of a Triggering Event (as defined below).

II. <u>Administration</u>

This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act, Nasdaq Listing Rule 5608 and other regulations, rules and guidance of the Securities and Exchange Commission (the "**SEC**") thereunder, and related securities regulations and regulations of the stock exchange or association on which Company's common shares are listed (the "**Listing Standards**"). This Policy shall be administered by the Compensation Committee of the Board (the "**Committee**").

Any determinations made by the Committee shall be final and binding. In addition, the Company shall file all disclosures with respect to this Policy in accordance with the Listing Standards. The Committee hereby has the power and authority to enforce the terms and conditions of this Policy and to use any and all of the Company's resources it deems appropriate to recoup any excess Compensation subject to this Policy.

III. <u>Covered Executives</u>

This Policy applies to the Company's current and former Covered Executives, as determined by the Committee in accordance with the Listing Standards.

IV. <u>Events That Trigger Recoupment Under This Policy</u>

The Board or Committee will be required to recoup any excess Compensation received by any Covered Executive during the three (3) completed fiscal years (together with any interim stub fiscal year period(s) of less than nine (9) months resulting from Company's transition to different fiscal year measurement dates) immediately preceding the date the Company is deemed (as determined pursuant to the immediately following sentence) to be required to prepare a Covered Accounting Restatement (the "**Three-Year Recovery Period**") irrespective of any fault, misconduct or responsibility of such Covered Executive for the Covered Accounting Restatement. For purposes of immediately preceding sentence, the Company is deemed to be required to prepare a Covered Accounting Restatement on the earlier of (A) the date upon which the Board or committee, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Accounting Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Covered Accounting Restatement (each a "**Triggering Event**").

V. Excess Compensation: Amount Subject to Recovery

The amount of Compensation to be recovered shall be the excess of the Compensation received by the Covered Executive over the amount Compensation which would have been received by the Covered Executive had the amount of such Compensation been calculated based on the restated amounts, as determined by the Committee. For purposes of this Policy, Compensation shall be deemed "received", either wholly or in part, in the fiscal year during which any applicable Financial Reporting Measure is attained, even if the payment, vesting or grant of such Compensation occurs after the end of such fiscal year. Amounts required to be recouped under this Policy shall be calculated on a pre-tax basis. The date of receipt of the compensation depends upon the terms of the award. For example:

a. If the *grant* of an award of Compensation is based, either wholly or in part, on the satisfaction of a Financial Reporting Measure performance goal, then the award would be deemed received in the fiscal period when that measure was *satisfied*;

b. If the *vesting* of an equity award of Compensation occurs *only* upon the satisfaction of a Financial Reporting Measure performance condition, then the award would be deemed received in the fiscal period when it *vests*;

c. If the *earning* of a non-equity incentive plan award of Compensation is based on the satisfaction of the relevant Financial Reporting Measure performance goal, then the non-equity incentive plan award will be deemed received in the fiscal year in which that performance goal is *satisfied*; and

d. If the *earning* of a cash award of Compensation is based on the satisfaction of a Financial Reporting Measure performance goal, then the cash award will be deemed received in the fiscal period when that measure is *satisfied*.

It is specifically understood that, to the extent that the impact of the Covered Accounting Restatement on the amount of Compensation received cannot be calculated directly from the information in the Covered Accounting Restatement (e.g., if such restatement's impact on the Company's share price is not clear), then such excess amount of Compensation shall be determined based on the Committee's reasonable estimate of the effect of the Covered Accounting Restatement on the share price or total shareholder return upon which the Compensation was received. The Company shall maintain documentation for the determination of such excess amount and provide such documentation to the Nasdaq Stock Market ("**Nasdaq**").

VI. Method of Recovery

The Committee shall determine, in its sole discretion, the methods for recovering excess Compensation hereunder, which methods may include, without limitation:

e. requiring reimbursement of cash Compensation previously paid;

f. seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

g. offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

h. cancelling outstanding vested or unvested equity awards; and/or

i. taking any other remedial and recovery action permitted by law, as determined by the Committee.

Notwithstanding anything in this Section VI, and subject to applicable law, the Committee may cause recoupment under this Policy from any amount of Compensation approved, awarded, granted, paid, or payable to any Covered Executive prior to, on, or following the Effective Date (as defined below).

VII. Impracticability

The Committee shall recover any excess Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with the Listing Standards. It is specifically understood that recovery shall only be deemed impractical if (A) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (before concluding that it would be impracticable to recover any amount of erroneously awarded Compensation based on expense of enforcement, the Committee shall make a reasonable attempt to recover such erroneously awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq); (B) recovery would violate home country law where that law was adopted prior to the November 28, 2022 (before concluding that it would be impracticable to recover any amount of erroneously awarded Compensation based on violation of home country law, the Committee shall obtain an opinion of home country counsel, acceptable to the applicable national securities exchange or association on which Company's common shares are trading, that recovery would result in such a violation, and must provide such opinion to the exchange or association); or (C) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a), and the regulations promulgated thereunder.

VIII. Other Recoupment Rights; Acknowledgement

The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. The Company shall provide notice and seek written acknowledgement of this Policy from each Covered Executive (such written acknowledgement evidenced in the form attached in Appendix I hereto); *provided*, that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy to, or against, any Covered Executive.

IX. No Indemnification of Covered Executives

Notwithstanding any right to indemnification under any plan, policy or agreement of the Company or any of its affiliates, the Company shall not indemnify any Covered Executives against the loss of any excess Compensation. In addition, the Company shall be prohibited from paying or reimbursing a Covered Executive for premiums of any third-party insurance purchased to fund any potential recovery obligations.

X. Indemnification

To the extent allowable pursuant to applicable law, each member of the Board or the Committee and any officer or other employee to whom authority to administer any component of this Policy is designated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to this Policy and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided*, *however*, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled pursuant to the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

XI. Effective Date

This Policy shall be effective as of the effective date of the Listing Standards (the "**Effective Date**"). This Policy shall apply to any Compensation that is received by Covered Executives on or after the Effective Date, even if such Compensation was approved, awarded, granted, or paid to Covered Executives prior to the Effective Date.

XII. Amendment and Termination; Interpretation

The Board may amend this Policy from time to time in its sole discretion and shall amend this Policy as it deems necessary to reflect and comply with further regulations, rules and guidance of the SEC and Nasdaq. The Board may terminate this Policy at any time.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy is designed and intended to be interpreted in a manner that is consistent with the requirements of the Listing Standards. To the extent there is any inconsistency between this Policy and such regulations, rules and guidance, such regulations, rules and guidance shall control, and this Policy shall be deemed amended to incorporate such regulations, rules and guidance until or unless the Board or the Committee expressly determines otherwise.

This Policy shall be applicable, binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives to the fullest extent of the law. For the avoidance of doubt, this Policy shall be in addition to (and not in substitution of) any other clawback policy of the Company in effect from time to time or applicable to any Covered Executive.

XIII. Definitions

For purposes of this Policy, the following terms shall have the following meanings:

1. "**Board**" means the Board of Directors of the Company.

2. "**Company**" means Netcapital Inc., a Delaware corporation, and its subsidiaries and their successors.

3. "**Compensation**" means any compensation that was approved, awarded or granted to, or earned by a Covered Executive (A) while the Company had a class of securities listed on a national securities exchange or a national securities association (B) following on or after the Effective Date (including any award under any short- or long-term incentive compensation plan of the Company, including any other short- or long-term cash or equity incentive award or any other payment) that, in each case, is granted, earned, or vested based wholly or in part upon the attainment of any Financial Reporting Measure (i.e., any measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measures, including share price and total shareholder return). Compensation may include (but is not limited to) any of the following:

   a. Annual bonuses and other short- and long-term cash incentives;

   b. Stock options;

   c. Stock appreciation rights;

   d. Restricted shares;

   e. Restricted share units;

   f. Performance shares; and

   g. Performance units.

4. "**Covered Accounting Restatement**" means any accounting restatement of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under U.S. securities laws. A Covered Accounting Restatement includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as "Big R" restatements) or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as "little r" restatements). A Covered Accounting Restatement does not include (A) an out-of-period adjustment when the error is immaterial to the previously issued financial statements, and the correction of the error is also immaterial to the current period; (B) a retrospective application of a change in accounting principle; (C) a retrospective revision to reportable segment information due to a change in the structure of an issuer's internal organization; (D) retrospective reclassification due to a discontinued operation; (E) a retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; or (F) a retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

5. "**Covered Executive**" means any person who:

    a. Has received applicable Compensation:

        i. During the Three-Year Recovery Period; and

        ii. After beginning service as an Executive Officer; and

    b. Has served as an Executive Officer at any time during the performance period for such Compensation.

6. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

7. "**Executive Officer(s)**" means an "executive officer" as defined in Exchange Act Rule 10D-1(d) and the Listing Standards and includes any person who is the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company (with any executive officers of the Company's parent(s) or subsidiaries being deemed Covered Executives of the Company if they perform such policy making functions for the Company), and such other senior executives or employees who may from time to time be deemed subject to the Policy by the Board in its sole discretion. All executive officers of the Company identified by the Board pursuant to 17 CFR 229.401(b) shall be deemed "Executive Officers."

8. "**Financial Reporting Measure(s)**" means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measures, including share price and total shareholder return, including, but not limited to, financial reporting measures including "non-GAAP financial measures" for purposes of Exchange Act Regulation G and 17 CFR 229.10, as well other measures, metrics and ratios that are not non-GAAP measures, like same store sales. Financial Reporting Measures may or may not be included in a filing with the SEC and may be presented outside the Company's financial statements, such as in Management's Discussion and Analysis of Financial Conditions and Results of Operations or the performance graph. Financial Reporting Measures include, without limitation, any of the following:

    a. Company share price;

    b. Total shareholder return;

    c. Revenues;

    d. Net income;

    e. Earnings before interest, taxes, depreciation, and amortization (EBITDA);

    f. Funds from operations;

    g. Liquidity measures such as working capital or operating cash flow;

    h. Return measures such as return on invested capital or return on assets; and

    i. Earnings measures such as earnings per share.

APPENDIX I

Acknowledgment of Clawback Policy

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Netcapital Inc. Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the "**Policy**") of Netcapital, Inc. (the "**Company**") if I am a "Covered Executive" or become a "Covered Executive."

In the event of any inconsistency between the Policy and the terms of any agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been, or will be, granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Compensation Committee of the Board of Directors of the Company that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By: _____   Date: _____

Name:

Title: